Exhibit 10.9

Certain portions of this exhibit have been omitted pursuant to Rule 601(b)(10) of Regulation S-K The omitted information is (i) not material and (ii) would likely cause competitive harm to Blue Water Vaccines, Inc. if publicly disclosed. Information that has been omitted has been noted in this document with a placeholder identified by the mark “[***]”.

DATED

16th July 2019

(1) OXFORD UNIVERSITY INNOVATION LIMITED

and

(2) BLUE WATER VACCINES INC.

LICENCE OF TECHNOLOGY

(OUI PROJECT Nos. 13709, 16867, 16870 and 16872)

THIS AGREEMENT is made on

BETWEEN:

(1)	OXFORD UNIVERSITY INNOVATION LIMITED (Company No. 2199542) whose registered office is at University Offices, Wellington Square, Oxford OXl 2JD, England (“QUI”); and

(2)	BLUE WATER VACCINES INCORPORATED (Company Registration No.) whose registered office is at 1013 Centre Rd, Suite 403-B New Castle Wilmington Delaware 19805 USA (the “Licensee”).

BACKGROUND:

The Licensed Technology is connected with QUI Project Numbers: 13709, 16867, 16870 and 16872 which comprise components from the Haemagglutinin proteins of Influenza A Group 1, Influenza Group 2 and Influenza B and a VLP delivery system which together form a candidate Universal Influenza vaccine. The Licensee wishes to acquire a licence to the Licensed Technology and QUI is willing to license the Licensed Technology to the Licensee, on the terms of this agreement.

AGREEMENT:

1.	Interpretation

In this agreement (including its Schedules), any reference to a “clause” or “Schedule” is a reference to a clause of this agreement or a schedule to this agreement, as the case may be. Words and expressions used in this agreement have the meaning set out in Schedule 1.

2.	Condition Precedent

2.1	The Licence and all obligations of the parties under this agreement (other than the obligations set out in Clause ) are conditional upon the Licensee entering into an agreement with the University to provide funding for 3 years’ salary for Dr Craig Thompson in the University’s Department of Zoology (minimum of £420,000 to be pre-paid to the University in advance or placed in escrow) to be paid by 31st December 2019

2.2	If this condition has not been satisfied or waived on or before 5 p.m. on 31st December 2019 (or such later time and date as is agreed by QUI), this agreement shall be rendered null and void; except that the parties agree that confidentiality provisions in clause 8 will continue in full force and effect in accordance with 12.8 all of the obligations of the parties under this agreement shall cease and no party shall have any licence, right or claim against any other party under this agreement.

3.	Grant of Licence

3.1	In consideration of the payments required to be made under this agreement by the Licensee QUI grants to the Licensee a licence in the Territory in respect of the Licensed Technology in the Field to develop, make, have made, use and have used and Market the Licensed Product on and subject to the terms and conditions of this agreement. Subject to clause 5, the Licence is exclusive in the Field in relation to the Licensed Intellectual Property Rights. The Licence is non exclusive in relation to the Licensed Kno w-How. QUI retains unrestricted rights to use and license others to use the Licensed Know-How, and to use and license the Licensed Technology outside the Field.

3.2	As soon as is reasonably possible after the date of this agreement, OUI will, at QUl’s cost, supply the Licensee with the Documents.

3.3	The Licensee may grant sub-licences with the prior written consent of QUI, such consent not to be unreasonably withheld, provided that:

(a) the sub-licensee has obligations to the Licensee commensurate with those which the Licensee has to QUI under this agreement, except where it is not legally possible to include such obligations in the sub-licence; and

(bl the nature of the proposed sub-licensee is not likely in OUl’s opinion to have any detrimental impact on the reputation of either QUI or of the University; and

(cl immediately following the grant of each sub-licence, the Licensee provides a certified copy of that sub-licence to OUI; and

(d) no sub-licence will carry any right to sub-sub-license.

4.	Additional Applications and Improvements

4.1	The Applications will include the Additional Applications once those projects have been assigned by the University to OUI and all references to the Applications throughout the agreement will include the Additional Applications.

4.2	The Licensed Technology covered by the Licence in clause 2 includes Inventor Improvements. QUI will communicate in writing to the Licensee within a reasonable time all Inventor Improvements.

4.3	The Licensee acknowledges and agrees that all Intellectual Property Rights in Inventor Improvements belong to QUI.

4.4	The Licensee will communicate in writing to QUI within a reasonable time all Licensee Improvements.

4.5	QUI acknowledges and agrees that all Intellectual Property Rights in the Licensee Improvements belong to the Licensee.

5.	Rights Re Non-Commercial Use

5.1	The Licensee grants QUI an irrevocable, perpetual, royalty-free licence to grant the University and those persons who at any time work or have worked on the Licensed Technology the licence set out in clause 5.2.

5.2	QUI has granted and, in respect of Licensee Improvements, will grant, to the University and those persons who at any time work or have worked on the Licensed Technology a non transferable, irrevocable, perpetual, royalty-free licence to use and publish the Licensed Technology and the Licensee Improvements for Non-Commercial Use.

6.	Filing and Maintenance

6.1	The Licensee will pay OUI the Past Patent Costs representing the Licensee’s sole contribution to the patent costs incurred by OUI prior to the parties entering into this agreement, within thirty (30) days of receiving an invoice from OUI.

6.2	QUI will, in consultation with the Licensee and at the Licensee’s cost, prosecute, use all reasonable endeavours to maintain, and renew the Applications throughout the duration of this Licence Agreement. The Licensee will reimburse OUI for all costs, filing fees, lawyers’ and patent agents’ fees, expenses and outgoings of whatever nature incurred by OUI in the prosecution, maintenance and renewal of the Applications (including those incurred in opposition proceedings before the European Patent Office or in ex parte re-examination or inter partes review proceedings in the United States Patent and Trademark Office (“USPTO”) or any similar proceedings before any patent office challenging the grant or validity of the Applications) within thirty (30) days of receiving an invoice from OUI. OUI shall be entitled to make it a condition of any action of OUI under this clause 6.2 that the Licensee provides QUI with sufficient money in advance to cover the costs likely to be incurred in the action.

6.3	Where the Applications are prosecuted in the USPTO and the Licensee is a small business concern as defined under the US Small Business Act (15USC632) QUI intends to pay reduced USPTO patent fees under US patent law 3SUSC 41(h)(l). The Licensee will notify OUI as soon as reasonably possible if it or a sub-licensee ceases to be a small business concern as defined under the US Small Business Act (1SUSC632) or becomes aware of any other reason why it would not qualify for reduced USPTO patent fees under US patent law 35USC 41(h)(l).

6.4	The Licensee shall inform QUI not less than six (6) months in advance of the National Phase filing deadline (noted in Schedule 2) of the territories within the scope of the PCT that it wishes to be covered in the National Phase of that Application. In the event that the Licensee does not give the required minimum of six months advance notice QUI shall then be entitled to proceed with filing the Applications at the licensee’s cost in whichever territories as it may in its sole discretion decide.

6.5	The Licensee shall be entitled to remove any one or more of the countries from the Territory at any time by giving not less than six months notice to OUI. If an Application is proceeding under the PCT then such notice may not be given any earlier than the date for commencement of the National Phase filing. For the avoidance of doubt the Licensee shall remain liable for the costs mentioned in clause 6.2 that arise or are incurred by OUI during the said notice period in respect of the countries being removed.

7.	Infringement

7.1	Each party will notify the other in writing of any misappropriation or infringement of any rights in the licensed Technology of which the party becomes aware.

7.2	The licensee has the first right (but is not obliged) to take Legal Action at its own cost in relation to any misappropriation or infringement of any rights included in the Licensed Intellectual Property Rights in the Field. The Licensee must discuss any proposed Legal Action with OUI prior to the Legal Action being commenced, and take due account of the legitimate interests of OUI in the Legal Action it takes.

7.3	If the Licensee takes Legal Action under clause 7.2, the Licensee will:

7.3.1	indemnify and hold OUI and the University harmless against all costs (including lawyers’ and patent agents’ fees and expenses), claims, demands and liabilities arising out of or consequent upon a Legal Action and will settle any invoice received from QUI in respect of such costs, claims, demands and liabilities within thirty (30) days of receipt; and

7.3.2	treat any account of profits or damages (including, without limitation, punitive damages) awarded in or paid to the Licensee under any settlement ofthe Legal Action as Net Sales for the purposes of clause 8, having first for these purposes deducted from the award or settlement an amount equal to any legal costs incurred by the Licensee in the Legal Action that are not covered by an award of legal costs; and

7.3.3	keep QUI regularly informed of the progress of the Legal Action, including, without limitation, any claims affecting the scope of the Licensed Technology.

7.4	QUI may take any Legal Action at its own cost in relation to any misappropriation or infringement of any rights included in the Licensed Intellectual Property Rights where:

7.4.1	the Licensee has notified QUI in writing that it does not intend to take any Legal Action in relation to any misappropriation or infringement of any such rights; or

7.4.2	if having received professional advice with regard to any Legal Action within fourteen (14) days of the notification under clause 7.1, and consulted with QUI, the Licensee does not take reasonable steps to act upon an agreed process for dealing with such misappropriation or infringement (which may include, for the avoidance of doubt, seeking a second opinion in respect of such professional advice) within any timescale agreed between OUI and the Licensee and in any event within forty-five (45) days of notification under clause 7.1, provided it shall not settle any action without first consulting with the Licensee and taking account of the reasonable observations and requests of the Licensee.

7.5	Subject to clauses 7.2 and 7.3, if the Licensee takes Legal Action QUI will provide such reasonable assistance as requested by the Licensee in relation to such Legal Action at the Licensee’s cost, provided that the Licensee indemnifies QUI under clause 7.3 for the costs of any legal representation in the Legal Action required by QUI.

8.	Confidentiality

8.1	Subject to clauses 8.2, Error! Reference source not found. and 8.4, each party (being a receiving or disclosing party as the case may be) will keep confidential the Confidential Information of the other party and will not disclose or supply the Confidential Information to any third party or use it for any purpose, except in accordance with the terms and objectives of this agreement.

8.2	The Licensee may disclose to sub-licensees of the Licensed Technology such of the Confidential Information of which it consists as is necessary for the exercise of any rights sub-licensed, provided that the Licensee shall ensure that such sub-licensees accept a continuing obligation of confidentiality in the same terms as this clause, and giving third party enforcement rights to OUI, before the Licensee makes any disclosure ofthe Confidential Information.

8.3	Confidential Information may be exchanged freely between QUI and the University and communications between those two parties shall not be regarded as disclosures, dissemination or publication for the purpose of this agreement. QUI may also disclose the terms of this agreement and royalty reports and payments made by the Licensee to any third parties that have rights to a revenue share for providing funding in the development of the Licensed Technology.

8.4	Clause 8.1 will not apply to any Confidential Information which:

8.4.1	is known to the receiving party before disclosure, and not subject to any obligation of confidentiality owed to the disclosing party;

8.4.2	is or becomes publicly known without the fault ofthe receiving party;

8.4.3	is obtained by the receiving party from a third party in circumstances where the receiving party has no reason to believe that it is subject to an obligation of confidentiality owed to the disclosing party;

8.4.4	the receiving party can establish by reasonable proof was substantially and independently developed by officers or employees of the receiving party who had no knowledge of the disclosing party’s Confidential Information; or

8.4.5	is approved for release in writing by an authorised representative of the disclosing party.

8.5	Nothing in this agreement will prevent a party from disclosing Confidential Information where it is required to do so by law or regulation or by order of a court or competent authority, provided that, in the case of a disclosure under the Freedom of Information Act 2000 (“FOIA”), none of the exemptions in the FOIA applies to the relevant Confidential Information.

8.6	If either party to this agreement receives a request under the FOIA to disclose any information that, under this agreement, is the other party’s Confidential Information, it will notify and consult with the other party. The other party will respond within five (5) days after receiving notice if that notice requests the other party to provide information to assist in determining whether or not an exemption under the FOIA applies to the information requested under the FOIA.

9.	Royalties and Other Payments

9.1	OUI will invoice the Licensee for the Signing Fee shortly after signature of this agreement and the Licensee must settle the invoice within thirty (30) days of receipt.

9.2	The Licensee will pay to OUI a royalty equal to the Royalty Rate on all Net Sales of Licensed Products. The Licensee will also pay to OUI a royalty equal to the Royalty Rate on any sums received from a sub-licensee to meet an obligation under the terms of a sub-licence to pay a minimum sum over and above the actual royalties due to be paid by that sub-licensee on sales of Licensed Products.

9.3	Following expiration or revocation of the last Valid Claim covering a Licensed Product is Marketed the Step Down Royalty Rate shall apply to such Licensed Products.

9.4	In the event that the royalties paid to OUI under clause 9.2 do not amount to at least the Minimum Sum, the Licensee must make up the difference between the royalties paid under clause 9.2 and the Minimum Sum in each Licence Year where a Minimum Sum applies.

9.5	The Licensee will pay to OUI a royalty equal to the Fee Income Royalty Rate on all up-front, milestone and other one-off payments (other than payments made solely in relation to research provided by the Licensee) received by the Licensee under or in connection with all sub-licences and other contracts granted by the Licensee with respect to the Licensed Technology. The Licensee will pay each such royalty within thirty (30) days after its receipt of the payment to which the royalty relates.

9.6	The licensee will notify QUI as soon as possible after it or any sub-licensee achieves any Milestone, and pay to OUI the Milestone Fee in respect of each Milestone within thirty (30) days of the date on which each Milestone is achieved by the Licensee or a sub-licensee.

9.7	The Signing Fee and the Milestone Fee are non-refundable and will not be considered as an advance payment on royalties payable under clause 9.2. No part of the Minimum Sum will be refundable or applicable to succeeding Licence Years.

9.8	The Minimum Sum and the Milestone Fee will be indexed to the RPI and each Minimum Sum and Milestone will be increased (or decreased, if appropriate) by the percentage change in the RPI between the date of this agreement and:

(a)	in the case of any Minimum Sum, the last day of the Licence Vear to which it relates; and

(b)	in the case of any Milestone Fee, the date on which the Milestone to which it relates is achieved.

9.9	The licensee may supply a commercially reasonable quantity of licensed Products for promotional sampling provided that the number of Licensed Products supplied for promotional sampling shall not be greater than 5% of total number of units of each Licensed Product sold leased or licensed by the Licensee in any Quart er. Except as set out in this clause, the Licensee must not accept or solicit any non-monetary consideration when Marketing Licensed Products or when issuing sub-licences of the Licensed Technology without the prior written consent of QUI.

9.10	The licensee will make all payments in pounds sterling or any currency replacing pounds sterling in its entirety.

9.11	For the purposes of calculating any amount payable by the Licensee to OUI in a currency other than pounds sterling (or replacement currency), the Licensee shall apply an exchange rate equivalent to the average of the applicable closing mid rates quoted by the Financial Times as published in London on:

(a)	the first Business Day of each month during the quarter just closed; or

(b)	for payments under clause 9.5 only, the first Business Day of the month in which the payment was received by the Licensee.

9.12	Where the Licensee has to withhold tax by law, the Licensee will deduct the tax, pay it to the relevant taxing authority, and supply OUI with a Certificate of Tax Deduction at the time of payment to OUI.

9.13	In the event that full payment of any amount due from the Licensee to OUI under this agreement is not made by any of the dates stipulated, the Licensee shall be liable to pay interest on the amount unpaid at the rate of eight per cent (8%) per annum over the base rate for the time being of Barclays Bank pie. Such interest shall accrue on a daily basis from the date when payment was due until the date of actual payment of the overdue amount, whether before or after judgment, and shall be compounded quarterly.

9.14	If the Licensed Product is of a description covered by the Medicines Access Policy, the Licensee shall adhere to the requirements ofthe Medicines Access Polic y.

10.	Best Endeavours

10.1	The Licensee must use its best endeavours to develop, exploit and Market the Licensed Technology to maximise the financial return for both parties.

10.2	The Licensee must use its best endeavours to develop, exploit and Market the Licensed Technology in accordance with the Development Plan .

11.	Royalty Reports and Audit

11.1	The Licensee will provide OUI with a report at least once in every six (6) months detailing the activities and achievements in its development of the Licensed Technology in order to facilitate its commercial exploitation, and in the development of potential Licensed Pro ducts.

11. 2	The Licensee will provide OUI with a royalty report within thirty (30) days after the close of each Quarter for each Licensed Product Marketed by the Licensee and its sub-licensees. Each Royalty Report will:

(al	set out the Net Sales of each Licensed Product Marketed by the Licensee and any sub licensees, including the total gross selling price of each Licensed Product Marketed by the Licensee and any sub-licensees and the quantity or total number of units of each Licensed Product Marketed by the Licensee and any sub-licensees;
(b)	set out details of deductions made in the calculation of Net Sales from the invoiced price of each Licensed Product in the form in which it is Marketed by the Licensee or any sub licensees;
(c)	set out details of the quantity of Licensed Products used for promotional sampling by the Licensee or any sub-licensees;
(d)	set out details of any deductions made under clause 10.4 below;
(el	provide a calculation of the royalties due;
(f)	set out details of payments received by the Licensee to which the Fee Income Royalty Rate applies and provide a calculation of the royalties due;
(g)	provide a statement showing whether or not royalties due exceed the Minimum Sum and, if so, by how much;
(h)	set out details of Milestones achieved by the Licensee or any sub-licensees; and
(i)	set out the steps taken during the Licence Year to promote and Market Licensed Produ cts.

The Licensee must pay OUI the royalties due in respect of the Quarter just closed at the same time as the Licensee delivers the Royalty Report.

11.3	The Licensee will deliver to OUI a periodic report at the close of each Licence Year providing sufficient data (in outline form) to give a reasonable indication or estimate of the actual or expected market share of the Licensee and its sub-licensees and will notify OUI in the event that its market share does or is expected to breach the limits set out in the 2014 Commission Regulation 316/2014 Technology Transfer Block Exemption Regulation and Guidelines in Commission Communication 2014/c 89/03 and any successor regulation. This obligation is not intended to place a significant additional financial burden on the Licensee.

11.4	If the Licensee has to pay royalties to a third party (other than an Affiliate), for the right to use a proprietary manufacturing process or proprietary adjuvants in order to make or have made a Licensed Product, under a licence of Intellectual Property Rights without which the Licensed Technology cannot be lawfully exploited, then the Licensee will be entitled to deduct from all payments due to OUI at the Royalty Rate on Net Sales of Licensed Products in respect of the products concerned an amount equal to fifty per cent (50%) of the royalties actually paid to that third party, up to a maximum amount of twenty-five percent (25%) of the royalties due to OUI.

11.5	If a Licensed Product Marketed by the Licensee is re-Marketed by an Affiliate or an entity over which the Licensee exercises Control, the royalty on each such Licensed Product will be calculated on the highest of the prices at which it is Marketed or re-Marketed.

11.6	The Licensee must keep complete and proper records and accurate accounts of all Licensed Products used and Marketed by the Licensee and any sub-licensee in each Licence Year for at least six (6) years. OUI may, through an independent certified accountant appointed by OUI (“the Auditor”), audit all such accounts on at least thirty (30) days’ written notice no more than once each Licence Year for the purpose of determining the accuracy of the Royalty Reports and payments. The Auditor shall be:

11.6.1	permitted by the Licensee to enter the Licensee’s principal place of business upon reasonable notice to inspect such records and accounts;

11.6.2	entitled to take copies of or extracts from such records and accounts;

11.6.3	given all other information by the Licensee as may be necessary or appropriate to enable the amount of royalties payable to be ascertained including the provision of relevant records; and

11.6.4	shall be allowed access to and permitted to conduct interviews of any sales, engineering or other staff of the Licensee in order to verify the accuracy of the records and accounts and the accuracy of any statements provided to OUI under clause 11.2.

If on any such audit a shortfall in payments of greater than two percent (2%) is discovered by the Auditor in respect of the audit period, the Licensee shall pay OUl’s audit costs.

11.6	●The auditing rights and obligations on the Licensee set out in clause 11.6 will apply equally to any sublicenses allowed for in this agreement and the Licensee will ensure that the same obligations and access rights allowing OUI auditing rights to the sub-licensee are included in each sub licence agreement.

12.	Duration and Termination

12.1	Subject to clause 2, this agreement will take effect on the date of signature. Subject to the possibility of earlier termination under the following provisions of this clause 12, and subject to the possibility of an extension to the term by mutual agreement, this agreement shall continue in force until the expiry of ten years following the last to expire of all patents and patent applications within the definition of the Application.

12.2	If either party commits a material breach of this agreement, and the breach is not remediable or (being remediable) is not remedied within the period allowed by notice given by the other party in writing calling on the party in breach to effect such remedy (such period being not less than thirty (30) days), the other party may terminate this agreement by written notice having immediate effect.

12.3	The Licensee may terminate this agreement for any reason at any time provided it gives QUI six (6) months’ written notice to terminate expiring after the third anniversary of this agreement whereupon the Licensee shall bring all sub-licences to an end on the same date. Any such termination shall not absolve the Licensee of its obligation to accrue and pay royalties and other payments under the provisions of clause 9 in respect of the period prior to termination.

12.4	QUI may terminate this agreement:

(a)	immediately, if the Licensee has a petition presented for its winding-up, or passes a resolution for voluntary winding-up otherwise than for the purposes of a bona fide amalgamation or reconstruction, or compounds with its creditors, or has a receiver administrator or administrative receiver appointed of all or any part of its assets, or enters into any arrangements with creditors, or takes or suffers any similar action in consequence of debts;

(b)	on thirty (30) days’ written notice if:
(i)	the Licensee opposes or challenges the validity of the Application or raises the claim that the Know-How is not necessary to develop and Market Licensed Products; or
(ii)	in OUl’s reasonable opinion, the Licensee is taking insufficient or inadequate steps to develop or Market the Licensed Products and the Licensee does not take any further steps requested by QUI by written notice within a reasonable time.

12.5	On termination or expiration of this agreement, for whatever reason, the Licensee:

(a)	must bring all sub-licences to an end on the same date;
(b)	shall pay to OUI all outstanding royalties and other sums due under this agreement;
(c)	shall provide OUI with details of the stocks of Licensed Products held at the point of termination;
(d)	must cease to use or exploit the Licensed Technology, provided that this restriction does not apply to Licensed Know-How which has entered the public domain through no fault of the Licensee, and that the Licensee may continue to use the Licensed Technology in order to meet any specific existing binding commitments already made by the Licensee at the date of termination and requiring delivery of Licensed Products within the next six (6) months;
(e)	must, at the option of QUI and at the Licensee’s cost, destroy all other Licensed Products or send all other Licensed Products to a location nominated by OUI to the Licensee in writing; and
(f)	grants OUI an irrevocable, transferable, non-exclusive licence to develop, make, have made, use and Market the Licensee’s Improvements and products that incorporate, embody or otherwise exploit the same. OUI shall pay a reasonable royalty for use of this licence unless the termination arises under clause 12.4, or is by QUI under clause 12.2, in which case it shall be royalty-free.

12.6	Termination of this agreement, whether for breach of this agreement or otherwise, shall not absolve the Licensee of its obligation to accrue and pay royalties under the provisions of clause 8 for the duration of any notice period and in respect of any dealings in Licensed Products permitted by clause 12.5 or to reimburse OUI for all costs, filing fees, lawyers’ and patent agents’ fees, expenses and outgoings of whatever nature incurred by OUI in the prosecution, maintenance and renewal of the Application duration of any notice period in accordance with clause 6.2.

12.7	Clauses 1, 5.2, 7.3, 12.5, 12.7, 12.8, 13, 14.4 and 14.14 will survive the termination or expiration of this agreement, for whatever reason, indefinitely.

12.8	Clauses 8 and 11.6 will survive the termination or expiration of this agreement, for whatever reason, for a period of six (6) years.

13.	Liability

13.1	To the fullest extent permissible by law, OUI does not make any warranties of any kind including, without limitation, warranties with respect to:
(a)	the quality of the Licensed Technology;
(bl	the suitability of the Licensed Technology for any particular use;
(cl	whether use of the Licensed Technology will infringe third-party rights; or
(dl	whether the Applications will be granted or the validity of any patent that issues in response to those Applications.

13.2	The Licensee agrees to indemnify OUI and the University and hold OUI and the University harmless from and against any and all claims, damages and liabilities:
(a)	asserted by third parties (including claims for negligence) which arise directly or indirectly from the use of the Licensed Technology or the Marketing of Licensed Products by the Licensee and/or its sub-licensees; and/or
(bl	arising directly or indirectly from any breach by the Licensee of this agreement.

13.3	OUI will use reasonable endeavours to defend any Indemnified Claim or (at OUl’s option) allow the Licensee to do so on its behalf (subject to the University retaining the right to be kept informed of progress in the action and to have reasonable input into its conduct.) QUI will not (except as required by law) make any admission, compromise, settlement or discharge of any Indemnified Claim without the consent of the Licensee (which will not be unreasonably withheld or delayed).

13.4	The Licensee undertakes to make no claim against any employee, student, agent or appointee of OUI or of the University, being a claim which seeks to enforce against any of them any liability whatsoever in connection with this agreement or its subject-matter.

13.5	Subject to clause 13.7 and except in relation to the indemnities in clause 7.3 and 13.2, the liability of either party for any breach of this agreement, in negligence or arising in any other way out of the subject-matter of this agreement, will not extend to incidental or consequential damages or to any loss of profits.

13.6	Subject to clause 13.7, the liability of OUI to the Licensee accruing in any Licence Year under or otherwise in connection with this agreement or its subject-matter, including without limitation liability for negligence, shall in no event exceed:

(al	in respect of liability accruing in the first Licence Year, the amount of the Signing Fee paid to OUI; and

(bl	in respect of liability accruing in any subsequent Licence Year, the total royalties paid in the previous Licence Year to OUI under clause 9.2.

13.7	Nothing in this agreement shall limit or exclude any liability for fraud or fraudulent misrepresentation or death, or personal injury or any other liability which may not, by law, be excluded.

14.	General

14.1	Registration - The licensee must register its interest in the Licensed Technology with any relevant authorities in the Territory as soon as legally possible. The Licensee must not, however, register an entire copy of this agreement in any part of the Territory or disclose its financial terms without the prior written consent of OUI.

14.2	Advertising - The Licensee must not use the name of OUI, the University or the Inventors in any advertising, promotional or sales literature, without OUl’s prior written approval.

14.3	Packaging - The Licensee will ensure that the Licensed Products and the packaging associated with them are marked suitably with any relevant patent or patent application numbers to satisfy the laws of each of the countries in which the Licensed Products are sold or supplied and in which they are covered by the claims of any patent or patent application, to the intent that CUI shall not suffer any loss or any loss of damages in an infringement action.

14.4	Thesis - This agreement shall not prevent or hinder registered students of the University from submitting for degrees of the University theses based on the Licensed Technology; or from following the University’s procedures for examinations and for admission to postgraduate degree status.

14.5	Taxes - Where the licensee has to make a payment to OUI under this agreement which attracts value-added, sales, use, excise or other similar taxes or duties, the Licensee will be responsible for paying those taxes and duties.

14.6	Notices - All notices to be sent to CUI under this agreement must indicate the CUI Project N!:! and should be sent, by post and fax unless agreed otherwise in writing, until further notice to: The Managing Director, Oxford University Innovation Ltd, Buxton Court, 3 West Way, Oxford OX2 OJB, Fax: +44 (0)1865 280831. All notices to be sent to the Licensee under this agreement should be sent, until further notice, to the Licensee’s Contact and Address indicating the OUI Project N!!.

14.7	Force Majeure - If performance by either party of any of its obligations under this agreement (not including an obligation to make payment) is prevented by circumstances beyond its reasonable control, that party will be excused from performance of that obligation for the duration of the relevant event.

14.8	Assignment - The Licensee may not assign any of its rights or obligations under this agreement in whole or in part, except to an Affiliate and only for so long as it remains an Affiliate, without the prior written consent of QUI. Assignment, for these purposes, includes the acquisition of Control of the Licensee by a third party. If QUI assigns its rights in the Licensed Technology to any person it shall do so expressly subject to the licensee’s rights under this Agreement.

14.9	Severability - If any of the provisions of this agreement is or becomes invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions will not in any way be affected or impaired. The parties will, however, negotiate to agree the terms of a mutually satisfactory provision, achieving as nearly as possible the same commercial effect, to be substituted for the provision found to be void or unenforceable.

14.10	No Partnership etc - Nothing in this agreement creates, implies or evidences any partnership or joint venture between QUI and the Licensee or the relationship between them of principal and agent.

14.11	Entire Agreement - This agreement constitutes the entire agreement between the parties in relation to the Licence to the exclusion of all other terms and conditions (including any terms or conditions which the licensee purports to apply under any purchase order, confirmation order, specification or other document). The Licensee has not relied on any other statements or representations in agreeing to enter this agreement and waives all claims for breach of any warranty and all claims for any misrepresentation, (negligent or of any other kind, unless made by QUI fraudulently) in relation to any representation which is not specifically set out in this agreement. Specifically, but without limitation, this agreement does not impose or imply any obligation on QUI or the University to conduct development work. Any arrangements for such work must be the subject of a separate agreement between the University and the Licensee.

14.12	Variation - Any variation of this agreement must be in writing and signed by authorised signatories for both parties. For the avoidance of doubt, the parties to this agreement may rescind or vary this agreement without the consent of any party that has the benefit of clause 14.14.

14.13	Waiver - No failure or delay by either party in enforcing its rights under this agreement, or at law or in equity will prejudice or restrict those rights. No waiver of any right will operate as a waiver of any other or later right or breach. Except as stated to the contrary in this agreement, no right, power or remedy conferred on, or reserved to, either party is exclusive of any other right, power or remedy available to it, and each of those rights, powers, and remedies is cumulative.

14.14	Rights Of Third Parties - The parties to this agreement intend that by virtue of the Contracts (Rights of Third Parties) Act 1999 the University and the people referred to in clause 13.4 will be able to enforce the terms of this agreement intended by the parties to be for their benefit as if the University and the people referred to in clause 13.4 were party to this agreement.

14.15	Governing Law - This agreement is governed by English Law, and the parties submit to the exclusive jurisdiction of the English Courts for the resolution of any dispute which may arise out of or in connection with this agreement except in relation to any action in relation to Intellectual Property Rights or Confidential Information which may be sought in any court of competent jurisdiction.

Schedule 1

DEFINITIONS

(Clause 1}

Academic and Research Purposes means research, teaching or other scholarly use which is undertaken for the purposes of education and research.

Affiliate means any company or legal entity in any country Controlling or Controlled by the Licensee.

Applications means:

(a)	the patent applications set out in Schedule 2 and any further applications notified by OUI to the Licensee that are filed by OUI for covering Influenza A Group 2 and Influenza B that name any of the Inventors as inventors in the application;
(bl	any patents granted in response to those applications;
(c)	any corresponding foreign patents and applications which may be granted to OUI in the Territory based on and deriving priority from that application; and
(d)	any addition, continuation, continuation-in-part, division, reissue, renewal or extension based on the Applications.

Business Day means a day, other than a Saturday or Sunday, on which clearing banks are permitted to open in London.

Clinical Patient Care means diagnosing, treating and/or managing the health of persons under the care of an individual having the right to use the Licensed Technology in the event that such Licensed Technology is capable of application in a healthcare setting without further development.

Confidential Information means in relation to each party any materials, trade secrets or other information disclosed by that party to the other, including, without limitation:

(a)	the Licensed Technology, to the extent that it is not disclosed by the Application when published; and
(b)	this agreement.

Control means:

(a)	ownership of more than fifty percent (50%) of the voting share capital of the relevant entity; or
(b)	the ability to direct the casting of more than fifty percent (50%) of the votes exercisable at a general meeting of the relevant entity on all, or substantially all, matters.

Development Plan means the plan set out in Schedule 3.

Documents means the documents and materials set out in Schedule 2. Fee Income Royalty Rate means the royalty rate set out in Schedule 2. Field means the field set out in Schedule 2.

Improvement means any development of the Licensed Technology which would, if commercially practised, infringe and/or be covered by a claim subsisting or being prosecuted in the Application.

Indemnified Claim means any claim under which OUI and the University are entitled to be indemnified under clause 13.2.

Intellectual Property Rights means patents, trade marks, copyrights, database rights, rights in designs, and all or any other intellectual or industrial property rights, whether or not registered or capable of registration.

Inventor means the inventor or inventors named in the Application and identified in Schedule 2.

Inventor Improvements means any Improvements made prior to the second anniversary of the date of this agreement solely by the Inventor within the Field, and the Intellectual Property Rights pertaining to them, of which OUI has been made aware and is legally able to license.

Legal Action means commencing or defending any proceedings before a court or tribunal in any jurisdiction in relation to any rights included in the Licensed Intellectual Property including all claims and counterclaims for infringement and for declarations of non-infringement or invalidity.

Licence means the licence granted by OUI to the Licensee under clause 3.1.

Licensed Intellectual Property Rights means the Application and (to the extent they constitute Intellectual Property Rights) OUl’s Improvements.

Licensed Know-how means all confidential information relating to the Application that has been communicated to the Licensee by OUI in writing before the date of this agreement or is communicated in writing to the Licensee by OUI under this agreement and within twelve (12) months after the date of this agreement and (to the extent they constitute confidential information) Inventor Improvements.

Licensed Product means any product, process, service or composition which is entirely or partially produced by means of or with the use of, or within the scope of, the Licensed Technology, or any of it.

Licensed Technology means the Licensed Intellectual Property Rights and the Licensed Know-How, and such (if any) other Intellectual Property Rights owned by or licensed to OUI as may be specifically identified in Schedule 2 (to the extent, in the case of licensed rights, that OUI is legally able to grant a sub-licence of the same).

Licensee’s Contact and Address means the address for the Licensee set out in Schedule 2 of this agreement.

Licensee Improvements means any Improvements made prior to the second anniversary of the date of this agreement by the Licensee, and the Intellectual Property Rights pertaining to them.

Licence Year means each twelve {12) month period beginning on the date of this agreement and each anniversary of the date of this agreement.

Market means, in relation to a Licensed Product, offering to sell, lease, licence or otherwise commercially exploit the Licensed Product or the sale, lease, licence or other commercial exploitation of the Licensed Product.

Medicines Access Policy means the policy of the University to promote access to pharmaceutical and other products and services, the current version of which is available at htt ps:// researchsu pport.admin.ox.ac.uk/ policv/ oxford/ medicines.

Milestone and Milestone Fee means the milestones, and the amounts payable on achievement of each of the milestones, set out in Schedule 2.

Minimum Sum means the minimum sum or sums set out in Schedule 2.

Net Sales means the gross selling price of the licensed Product in the form in which it is Marketed by the licensee or any sub-licensee, less:

(a)	trade, quantity or cash discounts actually given; and
(b)	outbound carriage and packaging expenses actually paid; and
(c)	customs duties, sales taxes or other taxes imposed upon and paid with respect to such sales (excluding personal taxes).

Non-Commercial Use means Academic and Research Purposes and the purposes of Clinical Patient Care. This includes the right for the University to license the Licensed Technology to any of its collaborators in connection with and solely for the University’s Academic and Research Purposes; but it does not include the right to grant any license to commercially exploit the Licensed Technology.

Past Patent Costs means the past patent costs set out in Schedule 2.

Project means the project referred to in BACKGROUND.

Quarter means each period of three calendar months during a Licence Year with the first Quarter commencing on the first day of each Licence Year.

RPI means the Retail Prices Index for all items which is published in the United Kingdom by the Office for National Statistics, or any replacement of it.

Royalty Rate means the royalty rate or rates set out in Schedule 2.

Royalty Report means the report to be prepared by the Licensee under clause 11.2.

Signing Fee means the signing fee set out in Schedule 2.

Step-Down Royalty Rate means the royalty rate or rates set out in Schedule 2.

Territory means the territory or territories set out in Schedule 2, excluding any territory or territories removed through the operation of clause 6.3.

University means the Chancellor, Masters and Scholars of the University of Oxford whose administrative offices are at the University Offices, Wellington Square, Oxford OXl 2JD.

Valid Claim means a granted or currently pending claim included in the Applications that has not expired nor been held permanently revoked, unpatentable, invalid or unenforceable by a court or tribunal of competent jurisdiction in a final and non-appealable judgment; nor been rendered unenforceable through disclaimer or otherwise abandoned.

Schedule 2

Applications:	OUI project 13709: Influenza A haemagglutinin antigen Group 1 (Hl) - site of limited variability

International Patent Application No. PCT/GB2017 /052510, which was filed on 25th August 2017 entitled “lmmunogenic composition”

Additional Applications:	OUI Project 16867: Influenza A haemagglutinin antigen Group 2 (H3) - site of limited variability

QUI Project 16870: Influenza Group B haemagglutinin antigen - site of limited variability

QUI Project 16872: VLP delivery system for influenza vaccine

PCT National Phase filing deadline:	25th February 2019

Inventor:	Craig Thompson and Sunetra Gupta

Territory (clause 3.1):	Worldwide

Field (clause 3.1):	All fields

Documents (clause 3.2):	The Applications.

Past Patent Costs (clause 6.1):	£11,323.00

Signing Fee (clause 9.1): Royalty	$0

Rate (clause 9.2):	6%

Step-Down Royalty Rate (clause 9.3):	50% of Royalty Rate

Minimum Sum (clause 9.4

Licence Year	(Annual) Minimum Sum
Years 1- 3	[***]
Year 4 - Year pre-Phase Ill	[***]
Year of Phase Ill - Year of Launch	[***]
Years Post Launch - Year Step down Royalty applies	[***]
Once Step-Down Royalty applies	[***]

Fee Income Royalty Rate (clause 9.5): 25%

Milestone and Milestone Fee (clause 9.6):

Milestone	Milestone Fee
Initiation of first Phase I study	[***]
Init iation of fi rst Phase II study	[***]
Initiation of Phase Ill/pivotal registration studies	[***]
First submission of application for Regulatory Approval (BLA/NDA)	[***]
Marketing authorisation in USA	[***]
Marketing authorisation in any EU country	[***]
Marketing authorisation in Japan	[***]
First M arket ing authorisation in any ROW country	[***]
First commercial sale in US	[***]
First commercial sale in any EU country	[***]
First commerc ial sale in Japan	[***]
First commercial sale in any ROW country	[***]
First year that Annual sales equal or exceed $500,000,000	[***]
First year that Annual sales equal or exceed $1,000,000,000	[***]

RPI on date of this agreement (clause 9.8): 289.2

Licensee’s Contact and Address (clause 14.6):

Contact	Joe Hernandez
Address	1013 Centre Rd, Suite 403-B New Castle Wilmington Delaware 19805 USA
email	hernandez joe@y ahoo.com

Schedule 3

DEVELOPMENT PLAN

Document entitled: “Process Development and CGMP Manufacturing of Recombinant Influenza Conserved Regions for Vaccine Production” from Ology Bioservices dated 22nd May 2019.

Ology BIOSERVICES™

***REVISION 02;* MAY 22, 2019**

Prepared for and Accepted by:
Mr. Joe Hernandez
Blue Water Vaccines, Inc.
T: (646) 612-4000
hernandez_joe@yahoo.com

Signature	**Date**

Printed Name	**Title**

Technical POC:
Matthew Caple
Executive Director, Process Development
Ology Bioservices, Inc.
13200 NW Nano Court, Alachua, FL 32615
T: (386) 418-8744 | F: (386) 462-2087
matt.caple@ologybio.com

Individual Authorized to Negotiate:
Timothy Cooke, Ph.D.
Sr. VP, Commercial Business
Ology Bioservices, Inc.
13200 NW Nano Court, Alachua, FL 32615
T: (386) 418-8456 | F: (386) 462-2087
timothy.cooke@ologybio.com

Timothy Cooke 22 May 2019

Signature	**Date**

Proposed Period of Performance: July 2019 – July 2021
Contract Type: Firm Fixed Price
Proposal Validity Period: 60 Days

This proposal, furnished in response to a request from Blue Water Vaccines, Inc., may contain trade secrets and/or privileged or confidential commercial or financial information. This information is maintained in confidence in the course of the Offeror's business and is not otherwise publicly available. The Offeror submits this information to Blue Water Vaccines, Inc. in confidence and understands that it is received with that intent.

Process Development and Manufacture Influenza Vaccine Candidate	Rev 02; May 22, 2019

TABLE OF CONTENTS
1.0 PROJECT OVERVIEW	3
2.0 TECHNICAL APPROACHAND PLAN	4
TASK 1: TECHNICAL TRANSFER AND PROCESS ESTABLISHMENT	4
TASK 2: ANALYTICAL ASSAY DEVELOPMENT	7
TASK 3: CGMP MASTER AND WORKING CELL BANKING	8
TASK 4: PROCESS SCALE-UP AND OPTIMIZATION	9
TASK 5: ENGINEERING RUN AND STABILITY IBSTING	11
TASK 6: CGMP RUN AND STABILITY IBSTING	13
TASK 7: DRUG PRODUCT ENGINEERING AND CGMP DRUG PRODUCT	15
TASK 8: REGULATORY SUPPORT FOR PRECLINICAL IND-ENABLING STIJDIES AND IND PREPARATION	16
3.0 SCHEDULE AND WORK BREAKDOWN STRUCTURE	18
4.0 PROJECT BUDGET & MILESTONE PAYMENT SCHEDULE	18
APPENDIX A- GENERAL ASSUMPTIONS	19
APPENDIX B - FACILITIES AND EQUIPMENT	20
APPENDIX C - QUALITY SYSTEMS	26
APPENDIX D - PROGRAM AND RISK MANAGEMENT	33
APPENDIX E - RELEVANT COMPANY EXPERIENCE	42

LISTING OF TABLES
Table 1. Task 1 Technical Assumptions	4
Table 2. Task l Deliverables	7
Table 3. Task 2 Technical Assumptions	7
Table 4. In-Process and Drug Substance Release Testing	7
Table 5. Task 2 Deliverables	8
Table 6. Task 3 Technical Assumptions	8
Table 7. Cell Bank Release Assays	8
Table 8. Cell Bank Stability Assays	9
Table 9. Task 3 Deliverables	9
Table 10. Task 4 Technical Assumptions	9
Table 11. RCB Release Assays	9
Table 12. Equipment list for OS Manufacturing at the ADM Facility	10
Table 13. Task 4 Deliverables	10
Table 14. Task 5 Technical Assumptions	11
Table 15. Drug Substance Stability	12
Table 16. Task 5 Deliverables	12
Table 17. Task 6 Technical Assumptions	13
Table 18. Task 6 Deliverables	15
Table 19. Task 7 Technical Assumptions	15
Table 20. Drug Product Release Assay	15
Table 21. Drug Product Stability	15
Table 22. Task 7 Deliverables	16
Table 23. Task 8 Technical Assumptions	16
Table 24. Task 8 Deliverables	18
Table 25. Project Schedule	18

LISTING OF FIGURES
Figure 1. Upstream Fermentation Process	5
Figure 2. Downstream Process Flow Diagram	6

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EXECUTIVE SUMMARY

Ology Bioservices, Inc. (Ology Bio) welcomes the opportunity to perform Process Development and CGMP Manufacturing of Recombinant Influenza Conserved Regions for Vaccine Production for Blue Water Vaccines, Inc. (Blue Water). Blue Water is currently developing a novel influenza vaccine based on four conserved regions of the influenza virus. Each of these conserved regions encodes a unique 15-20 amino acid peptide sequence. Blue Water has demonstrated the each of these peptides is highly immunogenic and conserved over many different strains of influenza. These peptides are currently being combined into a single large polypeptide vaccine candidate and expressed in E coli. The present scope of work includes the timely process development and manufacture of the novel influenza vaccine candidate suitable for pre-clinical animal studies and Phase 1 clinical studies. The proposed schedule, assuming a start date of July 8, 2019, and material pricing of the outlined work are provided in Sections 3.0 and 4.0, respectively. The estimated budget for the outlined work is $4,325,012, including raw materials and supplies and an IND-enabling nonclinical study.

1.0 PROJECT OVERVIEW

1.1 Project Scope:

This proposal consists of eight Tasks required to manufacture and release a CGMP lot of Drug Substance (DS) and Drug Product (DP) suitable for Clinical Development and conduct preclinical IND-enabling studies and prepare the IND. Specific details of each task are provided in Section 2.0. Ology Bio will work collaboratively with Blue Water and Ology Bio’s qualified subcontractors to provide a comprehensive program using experienced scientists. To meet the requirements of this project, we have assembled a highly qualified and experienced team of Subject Matter Experts (SMEs) with domain expertise in all disciplines required to successfully accomplish the scope of work.

Task 1: Technology Transfer and Process Establishment

Task 2: Analytical Assay Development

Task 3: CGMP Master Cell and Working Cell Banking

Task 4: Process Development and Scale-up

Task 5: Engineering Run and Stability Testing

Task 6: CGMP Run and Stability Testing

Task 7: Drug Product Engineering and CGMP Drug Product

Task 8: Regulatory Support for Preclinical IND-Enabling Studies and IND Preparation

1.2 Company Overview:

Ology Bio is a privately held company founded in 1999 as an integrated biopharmaceutical company with a focus on product development and manufacturing. Ology Bio has capabilities in analytical development and validation, process transfer, development and scale-up, formulation optimization, CGMP manufacturing and regulatory services for development of biopharmaceutical products and medical devices through licensure. Ology Bio has several proprietary platform technologies that can be used with all drug types, including but not limited to small molecules, proteins, monoclonal antibodies and vaccines.

Ology Bio has existing capabilities with internal expertise or specialized expertise of our contractors/teaming partners to successfully execute each stage of the development program. The capabilities include established processes and procedures for Program Management, Technology Transfer, Process Development, CGMP Formulation and Fill, Quality Control (QC), Quality Systems (QS), and Regulatory Chemistry, Manufacturing and Controls (CMC) technical writing support. The ADM Facility provides the following features:

●	Accommodation of Single-use Technologies (SUTs) to provide significant advantages in cost, operational flexibility, and reliability
●	Process Development Laboratories to accommodate small and pilot-scale development work and engineering runs including capability for BSL-3 agents
●	QC in-process testing and release capability

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■	Agile, flexible manufacturing based on single-use, skid-mounted process equipment in both pilot plant and manufacturing core to facilitate the rapid changeover of process configurations for different platform technologies within production suites
■	Four CGMP suites providing concurrent production capacity.

As required to fulfil the scope of a project, Ology Bio will also engage the specialized services of our highly experienced and QA qualified contractors for specific scope in the project (DP formulation and fill, outsourced testing, shipping).

2.0 TECHNICAL APPROACH AND PLAN

Task 1: Technology Transfer and Process Establishment

Table l. Task 1 Technical Assumptions

Information Transfer and Gap Assessment:

The Information Transfer stage is critical for the success and timeliness of the project. Ology Bio requests that all pertinent documents from Blue Water will be supplied within 5 days of contract signing to allow enough time for critical review by the Ology Bio team. A kick-off meeting will be scheduled with review of the plans and timelines. After the project gap analysis is complete, a final schedule and Gantt chart will be completed.

Receiving Blue Water Documentation:

To initiate the Technology Transfer, we will conduct a thorough review of all process and analytical documents provided by Blue Water. In collaboration with Blue Water, we will create a Development Plan and governance process to meet the objectives of the project. Blue Water will provide Ology Bio with all applicable standard operating procedures (SOPs), process procedures, process transfer protocols, analytical plans, specifications and other knowledge to transfer analytical methods and the manufacturing process. Technology Transfer will include the following preparation activities:

■	Preparation of a Development Plan
■	Preparation of documentation
■	Equipment Identification
■	Flow diagrams as appropriate
■	Process step descriptions
■	Risk Analysis and Mitigation Strategy

Transfer of Product-Specific Materials from Blue Water and Procurement of Materials and Components:

Blue Water will provide Research Cell Bank (RCB) vials, reagents and standards, and associated Certificates of Analysis (COAs), as required, to Ology Bio within 5 days of contract signing in order to stay within the aggressive timeline for this program.

A full list of raw materials will be developed and sent to Blue Water for approval. All consumables, expendables and raw materials will be purchased using QA-approved vendors, properly inventoried and stored in the proper conditions. We may elect to purchase pre-prepared media and certain buffers from agreed-upon suppliers to avoid any variability in these critical reagents in the process. We will identify and qualify suppliers of production materials and any required excipients. The nature of this project will require that additional materials identified in the Process Development Task to be communicated to Blue Water at a later date.

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Development Plan and Reports:

Weekly or biweekly presentations will be provided to Blue Water that summariz.es the performance of the process per plan. At the end of Task 1, a draft Development Plan will be written and reviewed/approved by both Ology Bio and Blue Water. The Development Reports will be written after execution of Establishment Runs to contain details on each unit operation; trending of the data compared with any available historical data (i.e., provided in Blue Water documents); analytical testing results; process deviations and impact assessment; our proposed process changes, including assessment of impact and justifications for changes; and updated risk and gap assessment.

Process Establishment:

Ology Bio will perform two Process Establishment Runs to demonstrate the process for the Blue Water influenza vaccine candidate at laboratory scale (1 L shake flask) and prepare a process transfer final report for approval by Blue Water. Ology Bio will use the existing RCBs from Blue Water to perform these runs. Ology Bio proposes to remove the His-tag from the existing vaccine candidate in Task 4. Upstream and Downstream Process Flow Diagrams for the production of the Blue Water influenza vaccine candidate are shown in Figure 1 and Figure 2.

Figure 1. Upstream Fermentation Process

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Figure 2. Downstream Process Flow Diagram

Limited testing will be performed on these Establishment runs. These will include SDS PAGE, protein concentration and HPLC analysis for purity. We will also present a preliminary Bill of Materials (BOM) at the end of this task.

A list of deliverables for Task 1 is shown in Table 2.

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Table 2. Task 1 Deliverables

Task 2: Analytical Assay Development

Table 3. Task 2 Technical Assumptions

A complete list of analytical assays will be provided by Blue Water or agreed upon with Ology Bio. Specifications for each of the assays will also be provided by Blue Water or agreed upon with Ology Bio. We propose to perform Technology Transfer feasibility assessments on the QC assays outlined in Table 4 for in process (IP) testing and DS testing. Stability and DP testing are described in Tasks 6 and 7, respectively. Following the Technology Transfer feasibility assessment, QC scientists will revise method SOPs (as required) and verify methods for testing. Upon completion of the verification studies, a comprehensive report, reviewed and approved by QA, will be provided documenting the results of the verification, the suitability of the intended method, a description of test samples, a description of experiments and a summary of data for each parameter tested, as well as relevant raw data obtained from these studies. These assays will also be qualified as suitable for CGMP release and use in Phase 1 clinical trials. Testing will not be outsourced without the prior written consent of Blue Water.

Table 4. In-Process and Drug Substance Release Testing

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[1]	Assay will be Tech Transferred to Ology Bio

A list of deliverables for Task 2 is shown in Table 5.

Table 5. Task 2 Deliverables

Task 3: CGMP Master and Working Cell Banking

Table 6. Task 3 Technical Assumptions

In compliance with CGMP Regulations, Ology Bio will produce a minimum of 300 vials of a Master Cell Bank (MCB) per QA-approved batch production records using the RCBs generated by Ology Bio as part of Task 4. The new Blue Horizon vaccine candidate will not contain a His-tag. These RCBs will be utilized for the production of the CGMP MCBs. The new MCB will undergo characterization and release testing based on an analytical control strategy outlined in Table 7. Ology Bio proposes to generate CGMP Working Cell Banks (WCBs) from the MCBs and characterize them.

Table 7. Cell Bank Release Assays

An annual stability program will also be initiated and will be continued for up to three years for both MCB and WCB. For budgeting purposes, testing will only be conducted for 12 months, but cells will remain on stability for future testing. The stability testing is provided in Table 8.

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Table 8. Cell Bank Stability Assays

Table 9. Task 3 Deliverables

Task 4: Process Scale-up and Optimization

Table 10. Task 4  Technical Assumptions

Based on the results observed from the Process Establishment runs, we will redesign the expression system to remove the His-tag from the coding region of the vaccine candidate. The new plasmid will be evaluated using two different E coli expression systems: one based on IPTG induction, the other based on phosphate depletion (PhoA). The expression system that yields the highest soluble titer will be selected for further development. We will initially generate RCBs. We will identify three individual colonies, and each of the colonies will be analyzed for protein production at the 1-3 mL scale. Two colonies will be scaled up and used to generate SO vials of RCB. These RCBs will then be utilized for production of the CGMP MCBs and WCBs as described in Task 3. Each RCB will be characterized as per Table 11.

Table 11. RCB Release Assays

These RCBs will be used for the initial process development studies. The process development will focus on both the upstream and downstream processing of the vaccine candidate. Small-scale upstream production runs ( 1 L scale) will be used to generate materials for the downstream processing. Ology Bio proposes to use their rapid chromatography screening protocols to identify and optimize the chromatographic procedures required for the purification of the Blue Water vaccine candidate. Ology Bio proposes to scale-up the manufacturing process to the 120 L scale to generate the required 1-2 grams required for this project. This will include five 3 L production runs to identify the optimum upstream parameters for maximum production of the vaccine candidate.

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In parallel, the downstream processing will be optimized as described above and then scaled to the 3 L scale. Ology Bio then proposes to perform two scale-up runs at the 120 L scale using the 150 L stainless steel fermenter, the proposed manufacturing production scale. These runs will be analyzed using the in-process and release tests as described in Task 2. Success criteria for these runs will be agreed upon by Blue Water and Ology Bio prior to initiation of these runs. The sampling plan for these runs will also be agreed upon prior to initiation of the runs. Draft batch records and a final sampling plan will be prepared for use in the Engineering runs (Task 5).

Equipment required to support all the required tasks for the program are in-place and have been previously qualified at the ADM Facility, as listed in Table 12. Should additional equipment be required, qualification will be performed per standard operating procedures prior to CGMP manufacturing.

Table 12. Equipment list for DS Manufacturing at the ADM Facility

Deliverables for this task are provided in Table 13.

Table 13. Task 4 Deliverables

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Task 5: Engineering Run and Stability Testing

Table 14. Task 5 Technical Assumptions

We will perform one Engineering run at full scale of 120 L. The in-process and release testing plan for this run will be agreed upon by Blue Water and Ology Bio. The Engineering run will be executed at the 120 L production scale by manufacturing staff in the CGMP manufacturing core at the Facility. The Engineering run will be performed using draft Master Batch Records and QA-released raw materials and components. The batch records will be redlined during the Engineering run, and any changes will be incorporated into the Master Batch Records prior to approval for CGMP manufacturing. The in-process and release assays are described in Task 3, Table 4.

The material generated from this lot will be indicative of the COMP-manufactured material. The materials from this lot will be made available to Blue Water for additional studies. In addition, materials from this lot will be used to generate Reference Standard materials. ACOA and Material Safety Data Sheet (MSDS) will be prepared at this stage. A completed BOM will be submitted as part of this Stage. The non-CGMP OS material will be placed on stability studies.

Stability Testing:

Stability testing of non-CGMP Engineering DS will be conducted in accordance with current U.S. FDA Code ofFederal Regulations (CFR) and International Conference on Harmonization (ICH) guidelines, including:

■	21 CFR Parts 210 and 211 (CGMPs)
■	21 CFR Part 312 (IND Application)
■	ICH Q1 A(R2) Guideline: “Stability Testing ofNew Drug Substances and Products,” February 2003
■	ICH QlC Guideline: “Stability Testing of New Dosage Forms,” November 1996
■	ICH QSC Guideline: “Stability Testing of Biotechnological/Biological Products,” November 1995

The stability evaluation will support the following:

■	Use of the investigational product throughout nonclinical studies and clinical trials
■	Mitigation of shipping and storage temperature excursion impact on the investigational product
■	Stability of the product during handling (clinical sites, emergency-use scenarios)
■	Selection of lot release and stability-indicating analytical test methods
■	Expiration or retest dates for OS
■	Product conformity to stability specifications throughout the clinical trial

The proposed stability study for non-CGMP (as well as CGMP) OS lots is provided in Table 15. Stability testing will be conducted per approved protocols and reported annually.

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Table 15. Drug Substance Stability

Reference Standard:

Providing high-quality, documented and qualified Reference Standards is critical to every batch released, and characterization can be an arduous process. In accordance with our QS, Reference Standards are produced and qualified prior to use in lot release, characterization or stability testing. The objective of this program is to provide complete documentation of the establishment and trending of product Reference Standards. Another goal of the program is to assess the suitability and availability of Reference Standards and critical reagents to meet ICH and FDA guidelines appropriate for the product lifecycle stage for which the materials will be used. This program results in complete documentation of these Reference Standards by providing:

■	Manufacture according to approved batch record or protocol
■	Qualification according to approved qualification protocol
■	Lot release testing according to approved technical specification
■	Generation of a COA detailing the lot release testing results
■	Controlled storage conditions and inventory
■	Stability testing
■	Continual data trending and evaluation of suitability in new/revised analytical methods and/or with changes to manufacturing process operations

For the Blue Water program, interim DS Reference Standards will be established in accordance with an approved protocol from the DS Engineering lot(s). To reiterate the approach to DS Reference Standard, a minimum of 1,000 vials of Engineering DS will be aliquoted and qualified as the DS Reference Standard. The filled Engineering DP generated in Task 7will be labelled and qualified as the DP Reference Standard. AQA-reviewed and approved Qualification Report will be provided that documents suitability of the DS and DP Reference Standards in the intended methods. These interim DS and DP Reference Standards are to be used for Phase 1/2 product lot release and stability testing.

A list of deliverables for Task 5 is shown in Table 16.

Table 16. Task 5 Deliverables

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Task 6: CGMP Run and Stability Testing

Table 17. Task 6 Technical Assumptions

Table 17. Task 6 Technical Assumptions

Blue Water and Ology Bio will agree on the analytical and IP testing plan for the routine production of the Blue Water vaccine candidate, which we will implement. Following completion of the scalability studies, a Technology Transfer Protocol will be generated. This report will describe the process development and define the critical process parameters and established ranges. The report will summarize lot testing and establish a sampling and testing plan to be used during COMP manufacturing. A BOM listing all required raw materials and components will be included. From this BOM, specifications will be created for each material, as well as for IP intermediates where required. Batch records will be finalized and approved by QA for use in the CGMP manufacturing campaign. Any changes identified during the execution of the DP Engineering run (Task 7) will be incorporated into the final CGMP batch records prior to execution.

We will perform one COMP manufacturing campaign in accordance with:

■	21 CFR Parts 210 and 211 (CGMP)
■	21 CFR Part 312 (IND Application)
■	21 CFR Parts 600 and 610 (Biological Products)
■	21 CFR Part 11 (Electronic Records and Signatures)

To lead to a successful campaign, we will use manufacturing readiness reviews to ensure that all activities are completed prior to the start of manufacturing. We perform Area Clearance and Product Changeover according to internal SOP-09-00054. Trained Operations personnel will clear manufacturing areas after manufacturing campaigns following work instruction WI-09-00004. Areas are cleaned according to SOP-09-00006, including chlorine dioxide decontamination when appropriate. Activities are documented on forms and manufacturing areas are released for use after QA review of these activities.

Our QA takes responsibility for assuring the quality and integrity of products and all data generated in compliance with the FDA GLPs and CGMPs. QA provides review of manufacturing and testing operations as well as approval of specifications, Master Batch Records, procedures, contract manufacturers, system and equipment changes, and intermediate and final product release. Deviations and investigations are integrated in a corrective action system. QA review and approval activities will be carried out in support of CGMP production campaigns on all the following activities:

■	Documentation:
o	Raw Material Specifications
o	Manufacturing Master and Executed Batch Records
o	Equipment Operation and Maintenance SOPs
o	Analytical Method SOPs
o	Cleaning and Disinfection SOPs
o	Harvest and Final Product Specification

■	Manufacturing Cleanroom Preparation:

o	Cleaning of Laboratory during Manufacturing
o	Area Clearance and Product Changeover
o	QA Audits
o	Cleaning Validation Risk Assessment/Protocol, if applicable

■	Reference Standard:

o	Certification of Reference Standard

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■	Raw Materials:

o	Vendor Qualification
o	Ordering of Raw Materials and Supplies
o	Sampling of Raw Materials
o	QC Testing of Raw Materials and Data Review
o	QA Audit of Testing Data and Raw Material COAs
o	QA Release of Raw Materials and Inventory Tracking

■	CGMP Manufacturing:

o	Manufacturing of DS

■	Product Testing:

o	QC Review of Testing Data
o	QA Review of Testing Data and Preparation of COAs
o	QA Release of DS Lot(s)
■	Packaging and Shipping:

o	Packaging and Shipping of DS
■	Project Audit and Final Report

Documentation:

We have a validated electronic Quality Management System, MasterControl, to automate and integrate processes for meeting quality standards and complying with regulatory requirements. Master Control manages documents, training and risk; processes and audits; and facility and equipment calibration and maintenance program. Documentation in MasterControl includes, but is not limited to, raw material specifications, product specifications, MPR, equipment operation SOPs, and analytical method SOPs and protocols.

CGMP manufacturing will be performed in compliance with CGMP regulations, including approved Master Batch Records, CGMP cell banks, active environmental monitoring and QA release of all raw materials and consumables. Raw materials will be purchased using QA-approved material specifications from QA-approved suppliers in accordance with our Supplier Selection, Assessment and Approval procedures (SOP-20-00018). CGMP runs will be performed in the manufacturing core using the same equipment, facilities and personnel as utilized for the Engineering Run.

Production:

Trained manufacturing personnel will execute one CGMP production lot in accordance with QA-approved production records and SOPs. The CGMP runs will be performed in the manufacturing core using the same equipment, facilities and personnel as utilized for the Engineering run. The manufacturing core features ISO 8 in-operation (Grade C) processing rooms for all closed system operations. All open manipulations will occur within the ISO 5 area (Grade A BSC) located within an ISO 7 in-operation (Grade B) suite adjacent to the main processing room. Samples will be taken throughout the manufacturing process according to the batch record and product specifications. The process will be executed aseptically from start to finish, as demonstrated in the process simulation as part of Task 7. Bulk DS will be stored at ≤ -70°C fill/finish at Ology Bio.

The CGMP material will be tested according to the OS specifications and tests previously defined. QC conducts in-process and lot release testing per SOPs and sampling plans. QA will provide the final review of batch records, environmental monitoring and analytical results. QA will also provide release of CGMP OS via a COA, ensuring that the DS product lot meets all technical specifications and is acceptable for use in GLP, nonclinical studies and Phase l clinical studies.

Ology Bio will perform limited stability testing as outlined in Task 5 and will provide samples as defined. A list of deliverables for Task 6 is shown in Table 18.

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Table 18. Task 6 Deliverables

Task 7: Drug Product Engineering and CGMP Drug Product

Table 19. Task 7 Technical Assumptions

After completing the DS Engineering run, we will execute an Engineering run of the DP filling process using the final container and closure method agreed upon with Blue Water (anticipated to be a 2 mL vial). The final formulation will include an adjuvant provided by Blue Water. DP vials will be tested according to developed release criteria (Table 20) and placed on limited stability studies (Table 21).

Table 20. Drug Product Release Assay

Table 21. Drug Product Stability

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In accordance with FDA Guidance for Industry, “Sterile Drug Products Produced by Aseptic Processing - Current Good Manufacturing Practice,” Sept 2004, aseptic formulation and fill validation (media fill validation) will be conducted using a maximum of2,000 vials per lot in a mutually approved container/closure system (vial, stopper, seal). Three consecutive successful media fill Validation Runs will be performed using TBS to simulate the formulated DP according to an approved media fill validation batch record. In addition, appropriate interventions (extended processing times, simulation of spillage and clean-up of spillage, changing out of the fill needle) will be incorporated into the validation activities.

Phase 1 DP formulation and liquid product fill operations will be conducted at Ology Bio. Using QA-approved production documentation, the DS lot will be formulated to achieve the final concentration of the to-be determined titer in the selected final formulation (determined by Blue Water). Formulated product will be filled into the mutually approved container/closures within an aseptic area. A maximum of 2,000 vials per DP lot will be targeted for filling. QC will conduct lot release testing as summarized in Table 20 per batch records and sampling plans. QA will provide the final review and release, ensuring that the DP lots meet all technical specifications and are acceptable for use in GLP nonclinical studies and clinical studies. Stability testing of CGMP DP lots is described in Table 21.

A list of deliverables for Task 7 is shown in Table 22.

Table 22. Task 7 Deliverables

Task 8: Regulatory Support for Preclinical IND-Enabling Studies and IND Preparation

Table 23. Task 8 Technical Assumptions

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Subtask 8.1: Pre-Clinical Tox Study

Ology Bio will support Blue Water in the development of a nonclinical safety plan to support IND filing. Based on Ology Bio Regulatory experience, CBER/FDA expects high-quality of material for the IND-enabling toxicity studies that is either CGMP material or comparable to CGMP material. To reduce risk, the schedule linked this study to the CGMP lot. Blue Water can consider risks as it reviews the nonclinical safety plan.

Ology Bio’s Nonclinical SME will work with the subcontractor, IITRI to develop a protocol for an IND-enabling study based on feedback received from the FDA during the Pre-IND meeting (Subtask 8.2). Ology Bio will oversee the performance and of a GLP-Compliant Repeat Dose Toxicity Study of the Influenza Vaccine Candidate in Rabbits. The objective of the study will be to determine the immunogenicity, target organ toxicity, and reversibility of the influenza vaccine in rabbits following a repeat dosing regimen to support a Phase 1 clinical study.

Subtask 8.2: Pre-IND Meeting Support

Ology Bio will support a Type B Pre-IND Meeting to ensure successful entry into first-in-man studies. Effective communication with the FDA during the pre-IND stage of product development fosters a strong working relationship and is important for clearance of the IND. Ology Bio Regulatory Affairs (RA) team will respond to information requests received prior to the meeting, support meeting participation and prepare meeting minutes. Our RA team will be engaged in practice sessions to develop responses to potential FDA questions and address concerns to avoid delays in product development. Our RA team tracks risks associated with entry into clinical development and ensures that the meeting reduces risk by proper preparation.

The Pre-IND meeting will include briefing materials describing the Phase 1 Protocol Synopsis; nonclinical toxicity· plan; CMC technical information including cell banking and detailed manufacturing process descriptions; release; and stability information. Specific questions will focus on acceptability of the information to be provided in the IND.

Subtask 8.3: Regulatory Technical Writing

To support Blue Water in developing their IND application, our RA experts will prepare CMC sections for Blue Water’s vaccine. Ology Bio will provide Tier I, Tier 2 and Tier 3 regulatory support, which includes technical review of strategic documents (i.e., specifications, change controls, protocols, risk assessments and technical reports) and CMC technical writing. Ology Bio will author the DS CMC information (Quality Modules 3.2.S, 3.2.P and 3.2A) in ICH Common Technical Document (CTD) format, delivered as Microsoft Word documents. CMC technical writing will be limited to manufacturing and testing activities managed by Ology Bio, and placeholders will be included for Blue Water-managed activities. In addition, Ology Bio will support development of Modules 4 and 5 with deliverables provided in Word. Electronic Publishing costs are not included in this proposal.

The Ology Bio RA team is responsible for managing, writing, completing or editing all technical writing assignments; obtaining drop-in documents from the SMEs; assembling all documents and forms into a submission package; and uploading the submission for review and approval. Our RA team works with SMEs as needed to complete editing and addressing reviewers’ comments. RA is responsible for working with QA staff to ensure that all information/data has been reviewed for accuracy prior to Client review of documents. For this effort, Ology Bio assumes that clinical SMEs will be provided by the Sponsor to support protocol development and review.

Our RA team uses eCTD Word templates that provide authors with the ability to create documents that adhere to a single standard for consistency to the FDA and to our clients. Scientifically sound and accurate CMC writing to support CTD Module 3 development is critical to the success of the CMC communications with Regulatory authorities. Cost and regulatory operations support for electronic publishing and filing of the IND is not included.

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Table 24. Task 8 Deliverables

3.0 SCHEDULE AND WORK BREAKDOWN STRUCTURE

The project schedule is presented in Table 25. The proposed start date for this project is July 8, 2019; this start date is subject to change based on the date this proposal is accepted and signed and availability of the facility.

Table 25. Project Schedule

4.0 PROJECT BUDGET

[1]	Task prices are based on estimated time.
[2]	Material costs are estimated for budgeting purposes and include a 15% material handling fee.
[3]	GLP compliant IND-enabling tox study performed by Ology Bio subcontractor

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APPENDIX A- GENERAL ASSUMPTIONS

The schedules, estimates and costs contained within this proposal are based on the Listing of Technical Assumptions and the following General Assumptions. If any of these assumptions are incorrect, Ology Bio reserves the right to re-estimate both the schedule and the cost for this proposal.

1	Ology Bio technological proposal is a suggested pathway based on the information provided. Additional and/or replacement of the techniques as result of new and/or more (or less) detailed information from Blue Water may affect the content and pricing of this proposal.
2.	Blue Water will make available the appropriate SMEs and stakeholders as needed.
3.	Blue Water will provide sufficient materials required to begin assay development.
4.	Ology Bio assumes that active and responsive participation and availability by Blue Water SMEs, stakeholders, etc., will exist throughout the length of this project in support of project scope, schedule, and team.
5.	Access to development/practice/test documents will be available at contract start.
6.	Full cooperation and conditions obtained from any/all applicable external third parties (manufacturers, service providers, leasers, etc.) required by the scope of this project will be acceptable to Ology Bio. Unfavorable conditions (terms, costs, etc.) will require that alternative solutions be found.
7.	Timelines are bound to the specific period outlined in this proposal. As such, the appropriate space and resources will be allocated to this project during that timeframe. In the event of delays resulting in activity or inactivity of Blue Water, additional charges and an extension of the timeline may become necessary.
8.	Ology Bio will work in good faith based on agreed upon terms and in cooperation of the needs of Blue Water. All activities associated with this project remains at the discretion of Ology Bio.
9.	A mutually agreed-upon Decision Log will be used to make and record non-substantial changes/modifications to the contract without the need for a complete formal amendment. The Decision Log will be referenced as incorporated into the contract.
10.	This estimate is valid for 60 days and until this proposal is signed as a contract document and agreed upon by both parties. Ology Bio reserves the right to adjust pricing based on new data, market cost fluctuations, and additional work requested by Blue Water prior to execution of the contract.

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APPENDIX B- FACILITIES AND EQUIPMENT

Ology Bio operates a 180,000 ft2 multi-purpose, multi-product biologics and vaccine facility in Alachua, FL. Ology Bio provides capabilities for analytical testing, scale-up and development, CGMP cell and viral banking and storage, and CGMP manufacturing with the ability to handle pathogens at biosafety levels up to BSL-3. The main functions of the DoD Advanced Development and Manufacturing (ADM) Facility include testing, developing and CGMP manufacturing of biologics including:

■	Vaccine products (bacteria, viruses and virus-like particles)
■	Monoclonal antibodies from cell culture
■	Recombinant proteins from various expression platforms (E. coli, yeast, insect, and mammalian cells)
■	Master and Working Cell and Viral Banks
■	Concurrent manufacturing of multiple CGMP bulk biologics via four independent production rooms

The ADM Facility provides the following features:

■	Accommodation of SUTs to provide significant advantages in cost, operational flexibility, and reliability
■	Availability of traditional stainless-steel equipment capable of clean in place and sterilize in place for fermentation and cell disruption
■	Process Development Laboratories to accommodate small and pilot scale development work and engineering runs including capability for BSL-3 agents
■	QC in-process testing and release capability
■	Agile, flexible manufacturing based on single-use, skid-mounted process equipment in both pilot plant and manufacturing core to facilitate the rapid changeover of process configurations for different platform technologies within production suites
■	The ability to accommodate up to four x 2,000 L bioreactors
■	BSL-3 compliant facility design to allow development and manufacture up to BSL-3 conditions

Key areas of the ADM Facility depicted in Figure B-1 include:

Figure B-1. Key Areas of the ADM Facility

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Area A:

■	General Office
■	Administration Spaces

Area B:

■	CGMP QC Laboratories including:

o	Microbiology
o	Cell assay
o	Analytical Chemistry
o	Sample Management and Stability
o	BSL-3
■	Development laboratories including:
o	Vector Development
o	BSL-3
o	Pilot Plant
■	CGMP Viral Banking suite
■	Cell Banking suite

Area C:

■	CGMP Mfg. Core consisting of two CGMP, BSL-3 compliant manufacturing suites each consisting of:
o	Upstream Processing (USP) room
o	Downstream Processing (DSP) room

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o	Media and Buffer Preparation (MBP) room
o	Weigh and dispense areas
o	Washing and sterilizing areas to support CGMP manufacturing
o	Shell Expansion Space for future build-out

Area D:

■	Central Utility Plant

Area E:

■	CGMP Warehouse

Upstream and Downstream Capabilities:

The ADM Facility can rapidly manufacture bulk product using a variety of biopharmaceutical processes and manufacturing technologies and platforms. The manufacturing core consists of two production suites that can be equipped, as needed, to accommodate various campaigns. In the typical set-up, each suite comprises one USP room and one DSP room. In addition, each suite is supported by a MBP room located between the USP and DSP rooms. However, to maintain flexibility, the four processing rooms can operate similarly, with possible assignment of the suites to either upstream or downstream operations as required to support necessary adjacencies for flexible manufacturing. The USP and DSP rooms are operated on a campaign basis for CGMP manufacturing with only one product in a room at a time.

The suites are designed as open floor with the ability to operate multiple pieces of process equipment simultaneously using primarily closed SUT to reduce or eliminate possibilities of cross contamination. Furthermore, most of the process equipment, including MBP systems are portable and thus removable and reconfigurable based on manufacturing and facility requirements. No process equipment is permanently fixed within the core manufacturing area.

All production rooms are BSL-3 capable and designed to promote unidirectional flow of personnel and materials. All BSL-3 waste materials are appropriately decontaminated in dedicated decontamination autoclaves located within each USP and DSP room, following established Standard Operating Procedures (SOPs).

Manufacturing Core Layout:

The CGMP manufacturing core consists of a series of open hall cleanrooms designed and constructed for biopharmaceutical manufacturing of bulk biologics. These cleanrooms are logically arranged with the proper adjacencies to allow predominately unidirectional flow of personnel, product, materials and wastes. Each processing suite of the CGMP manufacturing core consists of the following functional areas:

BSL-3 Commissioned USP Room with:

■	ISO Class 8 (ISO 8) Clean Staging Room
■	ISO 8 Gown-in Personnel Airlock (PAL) and Material Airlock (MAL)
■	ISO 8 Processing Room equipped with decontamination autoclave
■	ISO Class 7 (ISO 7) Gown-in Room
■	ISO 7 Inoculum Preparation Room (with ISO Class 5 BSC)
■	ISO 8 Degown PAL and MAL
■	ISO 8 Exit Staging Room with shower out capabilities.

BSL-3 Commissioned DSP Room with:

■	ISO 8 Clean Staging Room
■	ISO 8 Gown-in PAL and MAL
■	ISO 8 Processing Room equipped with decontamination autoclave
■	ISO 7 Gown-in Room
■	ISO 7 Bulk Filling Room (with ISO 5 BSC)

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■	ISO 8 Degown PAL and MAL
■	ISO 8 Exit Staging Room with shower out capabilities.

MBP ISO 8 Room with:

■	entry and exit airlocks

Process Support Rooms with:

■	ISO 8 Rooms for glassware wash and sterilization capabilities

This design concept, with the MBP room between the USP and the DSP rooms is integral to the success of agile, flexible operations with SUS. The adjacency provides media/buffers/reagents to both rooms through liquid transfer ports. This greatly reduces traffic into and out of the processing areas, and greatly cuts down on buffer/media vessel congestion in the processing areas. Smaller quantities of media and buffer components can be transported manually via carts to the USP or DSP suites via the clean staging room and supply corridor, as needed, or make use of single-use Sartorius Biosafe rapid transfer ports, which accommodate aseptic tubing transfers. For space planning purposes, these suites have bench space for in-process analysis instrumentation, space for a portable CIP skid, consumables and tools carts, tubing welders and sealers, integrity testers, automation panels, biowaste kill system, and utility drops within the room.

TheADM Facility has a dedicated CGMP Cell Banking area for the creation of MCB and WCB and adedicated CGMP Viral Banking area for creation of viral stocks and infections agents. These ISO 7 cleanrooms are used on a campaign basis and may be used for other manufacturing activities as required. All open manipulations occur in an ISO 5 biosafety cabinet within the room. The Cell Banking and Viral Banking laboratories are located within the development area of the ADM Facility, in a monitored, secured and controlled environment, with access to the room through controlled airlocks.

Table B-1. ADM Facility Capabilities and Equipment

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The ADM Facility is designed to be a multi-product facility. The four processing rooms are capable of ClO2 decontamination, including associated inlet and outlet airlocks and the HVAC air-handling systems, each of which is individually zoned. Product changeover will be performed per SOP and validated decontamination procedures and will feature final room clearance by QA. Equipment is designed to be predominately single-use and will be capable of decontamination within the processing rooms prior to a new campaign. In addition to product changeover activities, the manufacturing core and support areas will be sanitized according to daily, weekly and monthly schedules using qualified and rotated cleaning agents and disinfectants. An environmental monitoring program is in place to monitor the effectiveness of the cleaning procedures and ensure continued performance of the cleaning program. CGMP manufacturing activities are also supported by the Logistics and Manufacturing Technical Services (MTS} Departments. The ADM Facility features a warehouse consisting of 22,375 f22 of controlled room temperature space. The warehouse is also equipped with a cold room storage area (2-8° C), -20° C and -80° C freezers.

Water for Injection System:

The Water for Injection (WFI) System includes equipment for generation, storage and distribution. The WFI generation system receives USP Purified Water from the central utilities plant and has been designed to condition incoming USP Purified Water into WFI using a multi-effect distillation process. The distilled WFI flows into a 9,000 L storage tank which provides capacity to manage peak demand and maximize generation equipment utilization. The WFI still output is designed for 300 gallons per hour (GPH). Combined with the 9,000 L storage tank the total generation capacity for WFI is approximately 33,500 L per day, which exceeds any envisioned surge scenario. To ensure microbial integrity, the contents of the WFI system is maintained hot ( ≥60°C to 85°C) by heating the water as it returns from the loop before returning to the storage tank. The WFI distribution loop is a continuous circuit that begins on the mezzanine and is distributed to the WFI Points of Use (POUs) in the preliminary sequence. There are 11 POUs for the Facility, IO in the CGMP core, including one to the manufacturing parts washer, and one in the Pilot Plant. Users requiring ambient WFI utilize a POU heat exchanger.

The WFI Loop instrumentation includes:

■	Conductivity on the loop supply and return,
■	Total Organic Carbon on the loop return,
■	Temperature at the outlet of the loop-return heat exchanger, and
■	Pressure on the loop return.

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Clean Steam:

The clean steam system consists of a high purity clean steam generator and 316 L SS tubing distributed throughout the manufacturing core for sterilization and/or sanitization of equipment, parts and systems. The clean steam, when condensed, meets the requirements of USP for Purified Water. Additionally, the steam quality has been evaluated for superheating, dryness and non-condensable gasses per EN285.

Pharmaceutical Air and Clean Gases:

Carbon Dioxide, Oxygen, Clean Compressed Air, Nitrogen, and Instrument Air are distributed throughout the CGMP core for equipment use. Each processing space contains utility panels enabling connection of equipment to these gases. A second system is provided to supply the Cell and Viral Banking laboratories, Pilot Plant, and QC and Development laboratories.

Validation Program:

All direct impact utilities, process equipment and QC/Manufacturing laboratory instruments require qualification before use. MTS is responsible for tracking validation status, developing validation protocols, select protocol execution and writing validation summary reports. Third-party vendors are also used to supplement Ology Bio validation resources. QA Engineering provides oversight of the Ology Bio validation program and documentation. System and equipment requalification requirements are based on industry standards, regulatory requirements and periodic system quality evaluations. In addition, requalification may be performed if required by the Ology Bio change control process. Periodic certification of environmental systems and occasional recertification (after repair or relocation of affected equipment) is managed under the routine maintenance and calibration programs discussed above.

Change Control:

Ology Bio follows a systematic approach to manage proposed changes to products, systems, and processes. Changes are evaluated for their potential impact to product or system quality as well as impact to other systems and products. The need for re-verification and/or re-validation is determined and the associated data reviewed prior to implementation of the change. Changes to critical facilities, utilities systems and equipment are managed and documented using the MasterControl eQMS system following established Change Management Program and Change Control Process SOPs. Indirect and no-impact system changes and equipment changes prior to qualifications are documented as per the Engineering Change Management Procedure SOP.

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APPENDIX C - QUALITY SYSTEMS

Quality Systems Overview:

Ology Bio’s QS ensures compliance with CGMP Regulations, 21 CFR Part 211 and ICH Guidance for Good Manufacturing Practices for Active Pharmaceutical Ingredients -ICH Q7 and Biologics Regulations, 21 CFR Part 600. Ology Bio’s Quality Management System (QMS) is ISO 9001 certified for the development, manufacture and distribution of biologics, pharmaceuticals and medical devices. Ology Bio QMS is comprehensive and provides processes and procedures necessary to perform all core QMS elements including:

■	Management review
■	Document management and control
■	Deviations
■	(CAPA)
■	Change control
■	Supplier selection and management
■	Quality agreements
■	Quality audits
■	Employee training
■	Calibration
■	Customer complaint handling

The ADM Facility uses a combination of 21 CFR Part 11 compliant eQMS systems to manage the QMS processes. The selection of the eQMS systems was based on the degree to which each system met our performance expectations for each function, cost and the ease of implementation. The Quality Assurance (QA) Department reports to the Vice President of QA and is organized into functional areas providing comprehensive oversight of all QMS elements as listed below:

Table C-1. QA Core Functions

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Quality Agreement:

Ology Bio will work with Blue Water to establish a mutually approved Quality Agreement that defines the quality requirements and responsibilities of each organization.

Quality Audit:

Ology Bio will support Blue Water quality audits of Ology Bio’s systems and procedures, insofar as they relate to the service and control of Blue Water product. These audits may be performed on a periodic basis, not more than once per year, at times mutually agreed upon by Ology Bio and Blue Water. Ology Bio will provide Blue Water with monthly follow-ups on the status of audit observation commitments found in Blue Water annual audit or regulatory inspection, as they apply to Blue Water product.

Quality Software:

Quality uses a series of 21 CFR Part 11 compliant software solutions to manage Quality activities as shown in the table below.

Table C-2. QS Software Used at the ADM Facility

Quality Risk Management:

There are two levels of Quality Risk Management (QRM) as defined in the QRM Procedure:

1.	Level I QRM encompasses the policies, procedures and practices used to manage risk through implementation of the QMS and management reviews
2.	Level II QRM encompasses product-specific risk management activities employed during the product development and post-marketing phases.

■	Acceptance Activities: Identified hazards and related risk control measures are considered when developing criteria for verification and acceptance activities.
■	Critical Quality Attributes (COAs): CQAs are determined for products which are incorporated into product specifications.

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Level I QRM occurs through the following activities:

■	Auditing Program: The auditing program provides information to management concerning effective implementation of the QS. Risk management principles are used to determine the frequency and scope of audits, both internal and external, considering factors such as results of previous audits/inspections, the complexity and inherent risks of the related processes and the number and significance of quality defects.
■	Change Control: Proposed changes to products and processes are evaluated for their potential impact to product quality. The need for re-verification and/or re-validation is determined and the associated data reviewed prior to implementation of the change.
■	Deviations: Deviations are assessed and classified based on the risk posed by the deviation to process and product quality. The level of investigation, priority of corrective actions and level at which deviations are reviewed are commensurate with the criticality of the deviation. Approval of a deviation occurs when the QA approver has determined that the identified corrective actions have adequately mitigated the risks posed by the deviation.
■	Corrective and Preventive Actions (CAPA): The CAPA process is used to reveal any previously unrecognized risks and to monitor the effectiveness of risk control measures. CAPA information is used to determine the effectiveness of risk management activities and to determine the actions to be taken to correct identified issues and prevent recurrence.
■	Manufacturing. Measuring and Monitoring Equipment: Suitability of equipment, qualification requirements, maintenance schedules and calibration requirements are determined based on the risks associated with the process. SOPs are developed, reviewed and updated to reflect appropriate control measures.
■	Production and Process Control: Risk control measures employed to address hazards posed by equipment, processes, work environment and personnel are part of the production and process control procedures. Production and post-production information on products are continually monitored and analyzed. This includes the rate of non-conformities, the rate of rework, scrap and yield. This information is used to confirm the adequacy and completeness of risk controls.
■	Critical Process Parameter (CCPs): Processes are evaluated to determine those CPPs which can affect CQAs. Once CPPs are identified, critical control points are identified, and in-process controls are implemented to mitigate risks from these process steps.
■	Purchasing Controls: Purchasing requirements are used to control risks associated with suppliers. The criteria for selection, evaluation, and re-evaluation of suppliers are based on the level of risk associated with the products and services provided.
■	Traceability: Risk management principles in conjunction with regulatory requirements are used to establish the criteria for traceability. All components, materials, and work conditions that could potentially cause a product not to satisfy its specified requirements are considered in establishing traceability criteria.
■	Work Environment and Personnel: If the work environment or personnel are determined to pose a risk to products or processes, risk control measures are defined and implemented. The training process is used to ensure that personnel understand the implementation of risk control measures and the significance of their work with respect to product quality.
■	Supplier Management: Potential suppliers are identified and placed into risk categories based on the impact of material or services on CGMP product and processes. Qualification of suppliers may include site audits and/or supplier quality survey based on the risk category.
■	Concurrent Multiproduct Manufacturing: A process to evaluate risk associated for selection of new project, proposal development and introduction of samples, products or manufacturing campaigns has been developed. This process assesses the risk and identifies requirements for introducing and handling of new biologic, pharmaceutical or medical device sample, material, product or campaign into the ADM Facility. This process is intended to ensure client product quality and patient safety is maintained through reducing the risk of potential contamination and/or cross-contamination while preserving personnel and environmental safety conditions.

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Level II QRM also includes design and process risks which are evaluated using tools such as Failure Modes Effects and Analyses. This process includes a thorough breakdown of risks, followed by risk assessment and risk control in accordance with ICH guideline Q9 - QRM. Risk assessment includes analysis and evaluation consisting of potential cause, severity, detection, occurrence, and current controls. Risk control is the mitigation strategy for the identified risk. The ADM Facility is incorporating the principles of QRM described in ICH Q9 into its QMS. The Facility has built the QRM elements into its QS processes including:

■	Risk Identification
■	Risk Assessment
■	Risk Reduction
■	Risk Acceptance

The ADM Facility integrates these elements into its QS processes as demonstrated through quality records of impact assessments for deviations, CAPA, and change control, and validation efforts which are utilized to make risk-based decisions commensurate with the consequences of the risk to the safety of the patient.

Quality Control:

The ADM Facility has developed robust Quality Control (QC) systems and policies based on CGMP. Our team will provide Blue Water with the highest quality products and services. QC is governed by the QS, which are applicable to the entire Facility site to ensure alignment to the site Quality Philosophy. In addition, QC is controlled by a series of SOPs which specifically apply to operations that are unique to QC laboratories.

The Senior Director of QC manages the QC Department and is responsible for all environmental and utilities monitoring, in-process, release and stability test programs and assuring that all testing is performed in accordance with applicable CGMP regulations. Key responsibilities of the QC Department include:

■	Control, distribution and disposal of product release, in-process and raw material test samples
■	Qualification/validation of analytical methods, systems and equipment
■	Performing QC release testing for raw materials, in-process control, Drug Substance, and Drug Product
■	Reporting and approval of release and in-process test results
■	Managing the stability test program
■	Performing stability testing and preparing interim and final stability reports
■	Participate in the establishment of specifications
■	Performing/trending environmental and utilities monitoring testing
■	Support qualification and manage analytical subcontractors

The QC Department consists of the four functions outlined in the table below.

Table C-3. QC Core Function

Quality Group	Core Function
Sample Control/Stability	● Receive, track and distribute test samples ● Manage the scheduling of stability sample testing ● Maintain accurate invento of sam Jes
QC Microbiology

● Perform microbiological testing on finished product, bulk API and raw materials

● Responsible for the environmental and utilities monitoring program including collecting and testing samples and trending results

● Disinfectant efficacy

QC Analytical Chemistry	● Perform physicochemical testing on finished product, bulk API and raw materials
QC Cell Assay	● Perform immunoassays, cell-based assays and virology testing in support of in process and release ● Oversee testing for adventitious agents and animal testing performed for product release

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Equipment Qualification, Calibration and Maintenance:

The equipment in the QC laboratory is covered by the site-wide Qualification and Equipment Maintenance Programs to ensure that a fully CGMP-compliant system across the site is qualified and included in the calibration and preventive maintenance programs. In addition, a QC equipment program was implemented to address QC-specific instrument procedures. Operation and Maintenance (O&M) procedures are implemented for all equipment and use of equipment is recorded in log books. Management of QC equipment calibration schedules are accomplished through Ology Bio’s Calibration Program which includes procedures to ensure that equipment that is not appropriately qualified and calibrated is tagged and taken out of service. Further, documentation procedures ensure that all data can be traced to the equipment on which it was generated, so that data from malfunctioning equipment can be reliably identified.

Validation and Qualification:

The quality of the data from the QC laboratory relies on robust methods which are validated according to ICH and other applicable guidelines. The competent and well-trained staff ensures the development of methods based on scientifically sound principles which are appropriate for the product. Method development reports are prepared for all methods developed at the ADM Facility. Compendial methods are verified at the Facility QC laboratories as required by USP <1226> and other compendia! chapters. Non-compendial methods are subjected to phase appropriate qualification or validation according to applicable guidance.

Technical Capabilities:

QC serves as the raw material, in-process, and batch release testing and stability laboratories for products developed and/or manufactured at the ADM Facility or transferred to ADM Facility for testing. Therefore, a wide range of products need to be handled by QC. These could be well characterized vaccines generated by recombinant methods or complex products such as live vaccine products or polysaccharide conjugated products which are not well characterized.

The adherence to harmonized and CGMP procedures is ensured at the facility QC laboratory by implementation of effective SOPs. These SOPs cover areas such as laboratory investigations, general procedures for handling reagents and reference standards, operation and maintenance of equipment, the Stability Program, method validation, sample management and personnel training.

Where the methods or expertise are not available in-house, the testing is out-sourced to reliable and approved laboratories. For example, all required animal testing and adventitious agent testing are currently out-sourced. Methods that are expected to be only used for product/process, development, product characterization or Drug Substance, such as Surface Plasmon Resonance for binding studies, Capillary Electrophoresis, Analytical Ultra Centrifugation, LC-MS/MS, LC-QTOF-MS, Higher Order Analysis to include Circular Dichroisrn, Nano Differential Scanning Calorimetry and Microflow Imaging are not currently planned to be implemented in the QC Department.

Contract testing organizations used for out-sourced testing are assessed and approved through supplier approval program. Method development, transfer and technical oversight is provided by QC functional area management. Sample management and distribution as well as communication of results are managed by the QC Sample Control Department.

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Data Management:

Information security at Ology Bio is practiced at all levels in the organization and on all hardware and software. A combination of on premise servers and cloud services are utilized for information processing. Information security of on premise systems and cloud systems is assessed for each independent system. Appropriate controls are in place for workstations (laptops, desktops, thin clients), servers, and network appliances. Leveraging industry best practices and National Institute of Standards and Technology (NIST) guidance documentation, Ology Bio examines information security in six domains: Physical, Hardware, Software, Compliance and Procedural, Personnel, Logical. These domains address topics such as identity verification, access controls, principle of least privilege, physical security, antivirus, encryption, and various regulatory compliances.

Security:

Ology Bio utilizes a layered approach to securing information. Detailed information on each security layer is further described below.

1.	Physical:
■	Access Control - The building has a proximity card access control system. Only employees and qualified vendors are allowed access to the building. The Information Technology (IT) closets also separately access controlled with limited individuals having access. There is a single entrance monitored by video and a security guard.
■	Security- The building has 24-hour on-site security guards. At a minimum, there are two guards present.
One monitors exterior perimeter, while the second monitors the interior. There is also constant video surveillance covering most of the building. The video software captures and records all motion events across all interior and exterior cameras.

■	Fire Detection - The Facility has a dry-agent fire suppression system in all IT rooms to prevent damage to equipment. This system is monitored by the security operations center internally.
■	Environmental Monitoring - The IT rooms are constantly monitored for temperature and humidity. In the event the air conditioner fails, and the room becomes too hot, the system immediately alerts the internal security office and IT staff.

2.	Hardware:
■	Firewall, Intrusion Detection System (IDS), Intrusion Prevention System (IPS) - A redundant pair of Cisco ASAs is used as a firewall, IDS, and IPS. Security policies are only modified by the IT Department. In the event of a data breach, local authorities are contacted.
■	Uninterruptable Power Supply- All servers and network equipment are run on the building’s UPS system. In the event of a power loss, the backup diesel generator activates to relieve the batteries.
■	Redundant Hard Drives - All servers and storage utilize some version of Redundant Array of Independent Disks. This ensures that if a hard disk fails, the system will continue to operate normally until the disk is replaced.

■	Off-Site Backups - A hardware backup appliance is used to backup data. The backup appliance stores a local copy of data and has the ability to tum on a virtual machine to mimic a server in case of catastrophic failure. This appliance also uploads encrypted and compressed data continuously to an off site data center.

■	Disaster Recovery - Disaster recovery plans are in place in the event of catastrophic system failures. These plans will integrate with the business continuity plans.

3.	Software:
■	End-Point Antivirus - All workstations and servers run a local anti-virus software. Virus definitions are updated daily. Only system administrators can stop the antivirus from running.
■	Active Directory Security Policies - Various active directory security policies are in place to ensure data integrity. Active policies are based on government guidelines, including Federal Desktop Core Configuration/U.S. Government Configuration Baseline and Federal Information Processing Standards.
■	Activity Logs - Active directory audits user logins and access attempts. These logs can be reviewed to determine if sensitive data is being accessed by unauthorized individuals.
■	FDA 21 CFR Part 11 - Often called ’‘Part 11 Compliance” is a special set of rules enabled in certain applications to enable the use of electronic signatures. Electronic signatures are utilized in applications such as the Enterprise Resources Planning software, Document Management Software, and Quality Management Software.

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■	Software Patches and Updates - Software vendors publish security updates frequently to ensure the security of their products. These patches are enumerated by the IT Department, tested in a segregated network, and then pushed to appropriate users and computers.

4.	Compliance and Procedural:
■	Regulatory Compliance - Various regulatory requirements require different levels of security. Needs of all regulatory bodies are reviewed and efforts made internally to meet them all.
■	Change Control - A change control system is in place to prevent changing of network configurations. Configurations are locked by the IT Department, and changes are not made until the proper change control process, including impact assessments, is followed.
■	SOPs - Various SOPs are in place governing the operation and maintenance of applications, network, and computer systems. All IT staff members are trained on appropriate SOPs before being given access.
■	End-User Training - Training is provided to end-users before being granted access to the system. Training is also provided for new systems that may be launched. Records of all training are kept with each employee’s file.

5.	Personnel:
■	Each new hire must complete an 19 form, present sufficient identification to verify identity, and have a background check performed. Depending on the position in the company, multiple, in-depth backgrounds checks may be run.

6.	Logical:
■	A combination of Mandatory Access control and Discretionary Access Control is used to protect data confidentiality.
■	The principle ofleast privilege is used when giving access to information systems.
■	Privileged system accounts (e.g. administrator/root) are highly controlled and only used for appropriate purposes.
■	Encryption is applied where required. TLS is implemented for sensitive email communication and on several internal software systems. Laptops and other mobile devices have their internal storage (e.g. hard drives) encrypted.

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APPENDIX D - PROGRAM AND RISK MANAGEMENT

Our commitment to client satisfaction and delivering high-quality work are our primary objectives. To achieve these objectives, experienced technical and program management staff will lead the Ology Bio efforts, oversee subcontractors and represent us on an Integrated Product Team (IPT) established with Blue Water. A Program Management Plan (PMP) will be generated to coordinate all aspects of the project plan. The elements of the PMP will contain, at a minimum, the following:

■	Project Charter - Establishes a collective understanding of the goals of the project as well as its governing ideals particularly regarding decision making and issue resolution.
■	Communication Plan - The Project Manager (PM) is primarily responsible for project communication. The communication plan includes details on how project information will be disseminated to team members (internal weekly meetings, weekly client meetings)
■	Integrated Master Schedule (IMS) - A detailed IMS using Microsoft Project will include all activities, deliverables and Go/No-Go decisions. The IMS will be updated and provided to Blue Water by the l0th of each month.
■	Work Breakdown Structure (WBS)- A WBS will be generated that aligns with the scope and IMS.
■	Cost Management/Budget Plan -A time-phase cost management/budget plan will detail the forecasted milestones and budget. The plan is updated monthly and provided to Blue Water by the 10th of each month.

Project Charter:

The project charter establishes a collective understanding of the goals of the project as well as its governing ideals particularly regarding decision making and issue resolution. It provides formal authorization for the project and provides the PM with the authority to apply organizational resources to conduct project activities. The charter references the purpose and goals of the project, project scope, success criteria and specifies the team members from each contributing organization along with each person’s role on the project. It also provides a description of the product along with key milestones, project risks, constraints and assumptions.

Product Development Teams:

The core members of the PDT include at a minimum the Principal Investigator (Pl), the PM, and the Finance Manager. The PM is ultimately responsible for overall project management and communication, tracking performance, monitoring and reporting on project status and progress and facilitating discussions on modifications to project requirements and timelines for the overall project. This includes management of work performed internally and by subcontractors. The PM oversees the project budget, schedule, work scope and project risk planning and management. Budget oversight is performed in close communication with the Financial Manager, who is ultimately responsible for financial management of the program, and who provides financial reporting to the PM monthly. The core team also includes the Pl, who serves as the scientific lead and communicates continuously and comprehensively with the PM and all technical support areas to ensure a technically sound program.

Given the key role played by Ology Bio and the various subcontractors on this effort, our project teams have learned that a high-level of subcontractor oversight leads to a high-quality product. Ology Bio uses robust processes and practices as well as appropriate point of contacts for the project within both organizations to ensure success of the overall requirements management, project planning, project tracking and project oversight along with the coordination of QA and Change Management.

The PM maintains a continuous check on the overall program scope, schedule and budget as well as individual subcontractor schedules and budgets to ensure contract compliance. The PM carefully monitors progress via continual communication with the PDT and by verifying the activity accomplishment against the IMS. The PM schedules regular (weekly, bi-weekly or monthly as appropriate) team meetings to track open action items and trace them to closure. The PI also ensures that each technical member of the team is meeting all technical requirements stated in the contract. Interaction between the PM and the PI is of paramount importance and occurs continuously. Each one updates the other with the status of items in their respective areas over the entire course of the project. When changes must be made to the schedule due to scientific/technical issues, they coordinate revisions, risks, and costs together. Both also continuously assess risks and establish mitigations to ensure success of the project.

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Functional Members of the PDT:

Highly specialized functional representatives will be chosen to support each PDT based on the skills needed to execute the work scope requirements. This ensures that the PDT is fully capable of effectively planning a strategy to achieve licensure based on the expertise possessed by members in all necessary product development areas. The PDT is the primary operational entity charged with successful start-up, implementation and completion/ closeout of each project in alignment with the goals of the contract.

Each PDT member has two reporting pathways in our matrixed management structure. Members report to both the functional department head and the PDT. The effectiveness of a matrixed cross-functional team is dependent on continual structured communication between the PDT members and senior management. The team uses this customized chain of command to identify, elevate and propose solutions to critical issues impacting contract cost, schedule and scope. The PDT’s success hinges on the ability to interpret and react quickly to new technical data, changes in FDA directives and/or business issues. Use of the cross-functional team structure, along with established communication pathways and regular access to senior management ensures that the team operates effectively.

Our senior management supports the mission of the PDT leadership by providing appropriate resources and guidance to maximize success. Management also ensures that the teams do not function in isolation of each other; that is, information flows between PDTs to guarantee that lessons learned, and best practices are equally disseminated not only as a form of risk management, but also as a means of continual process improvement.

The Integrated Project Team:

To maximize efficiency and to ensure that all stakeholders in a program are fully represented, Ology Bio regularly employs an IPT paradigm for oversight of projects. Establishment of the IPT is intended to facilitate effective communications for generating broad awareness of project status and for decision making when the PDT requires guidance. The IPT will help to integrate all organizations that have a stake in the performance of the project so that key decisions affecting the project/product are made with collective awareness and buy-in. The IPT includes the PDT as well as members from Blue Water and any necessary technical resources that may be employed on an ad hoc basis (consultants, academic investigators, etc.). In addition, subcontractors to the PDT may also be included in the IPT, depending on the project scope (complexity) and the desires of the stakeholders.

The team will provide technical, administrative and analytical support to the IPT as required. This will include, but not be limited to, scheduling the meetings, creation of meeting agendas, meeting minutes, working notes, summaries, reports, analyses and briefing materials as required. The IPT meetings will allow for sharing of specific information regarding the project timeline and deliverables status. The IPT structure and composition is illustrated in Figure D-1.

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Figure D-1. The Integrated Project Team

Project Initiation:

The project initiation phase requires a comprehensive review of the project scope and budget, official assignment of the PDT, verification and finalization of the project IMS, IPT and project milestones and deliverables. In addition, project stakeholders and stakeholder interfaces are determined, which will lead to subsequent creation of a Project Charter. A project kick-off meeting will be scheduled within two weeks of signing, which will set the tone for the project and provide the team with the details necessary to begin conducting work appropriately, as per the terms of the contract. Specific project initiation activities are detailed below.

Integrated Master Schedule (IMS) Development:

The IMS comprises the processes and core activities necessary for successful project execution and completion and is the primary tool used by the PM to track and manage contract and project activities. Each activity in the IMS is assigned a WBS number to match the outline of project work. The schedule includes a separate line item for each required activity along with planned start and finish dates. The start date for each activity or task is driven by an appropriate linkage to a predecessor task or tasks. The finish dates are driven by the duration of each task. The IMS cannot contain constraints, which will lead to an inaccurate critical path. The initial IMS for a project is established by members of the PDT and will then be negotiated with Blue Water during the proposal negotiation phase.

A more detailed schedule will be created after contract award. Once work begins, portions of our subcontractor’s schedules are also inserted into the IMS so their activities will be added to the plan and tracked. The IMS includes the approved baseline schedule and actual schedule as well as a column to indicate percentage completion for each task. Schedules are updated at least monthly to show task progress and schedule slippage. The updated IMS will be provided in monthly reports to Blue Water.

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Meeting Management:

Post-Award Contract Initiation (Kick-Oft) Meeting:

A post-award contract kick-off meeting will be scheduled within 14 calendar days following the effective date of contract award with all key contract stakeholders. The kick-off meeting is conducted to establish a common purpose among stakeholders and to provide for a clear understanding of the scope of the project, the schedule for key activities/milestones, the team roster and individual responsibilities, appropriate communication pathways and the general administration of the project. The post award contract kick-off meeting will be a one day meeting. The location for the meeting will be mutually determined. To support the post award contract kick off meeting, Ology Bio will provide read-ahead materials, presentations, relevant documents, and an agenda. This meeting will be attended by Ology Bio key personnel, designated Subject Matter Experts (SMEs), and investigator representatives. The PM will work with Blue Water to determine timing and location for this meeting. PM will provide a meeting report within 7 calendar days after conduct of the meeting. This report will include action items and due dates, any presentation materials as well as summaries of the discussions held.

PDT Meetings:

The PDT assigned to manage the contract will meet on a weekly schedule or as needed. These meetings will be focused on updates to critical path activities and issue resolution. The PM will facilitate these meetings and will be responsible for capturing the meeting minutes and for their distribution to the rest of the PDT. The PM will also be responsible for capturing action items and for ensuring that assigned PDT members complete them on time.

IPT Meetings:

The PM will facilitate IPT meetings which will suffice as Progress Review Meetings to be attended by the essential members of the PDT, and Blue Water’s staff to provide updates on contract performance. The PM will provide agendas for these meetings to all IPT members in advance. The PM will capture minutes from all IPT teleconferences and will provide minutes within five business days.

Ad Hoc Meetings:

Ad hoc meetings will be held as necessary, upon team member or Client request, to discuss issues as they arise. Contract-related information and updates will be provided to Blue Water upon request. Minutes from these meetings will also be provided as described above for IPT meeting minutes.

Product-Specific Risk Management Plan:

The development of any product carries with it inherent risks that must be considered as part of the overall Program Management Plan. The Ology Bio Project Risk and Opportunity Management Procedure governs how project risk management is conducted. The Ology Bio team views risk management as a continuous project lifecycle activity and an integral and vital component of project management. Appropriate risk planning and analysis will enable the PDT to think toward tomorrow, identify uncertainties, and anticipate potential outcomes, while managing project resources and activities. Risk management, as performed by our team, includes the identification, assessment, and management of areas that could affect our ability to achieve overall program objectives within the defined quality, cost, and schedule criteria Assessing, mitigating, monitoring, and communicating risk events is a Ology Bio best practice conducted regularly on all our programs to enhance our ability to eliminate or control project inefficiencies.

The risk management methodology and processes that will be routinely utilized throughout the lifecycle of the project to include: Risk Identification, Risk Analysis and Quantification, Risk Response Development, Risk Mitigation, Risk Monitoring, and Risk Response Control.

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Risks, Risk Mitigation and Opportunities Identified:

The PDT uses a well-defined, systematic, and iterative process to identify, assess, mitigate, and respond to areas that could prevent us from meeting project objectives within the defined requirements. A robust risk management program is implemented throughout the lifecycle of the program. At a very high level, the methodology and processes that will be routinely utilized include: Risk Identification, Risk Assessment and Quantification, Risk Response Development, and Risk Response Control.

It is important to note that we would prioritize the risks upon award to ensure that the focus is placed on the highest priority risks and that appropriate resources are being applied to those first. It also bears mentioning that the preliminary Risk Assessment provided is not a fully comprehensive list of potential risks, and that it is created to identify certain high-level risks experienced on other programs and to be sure that all pertinent functional areas of the program are represented. The Risk Plan will be updated regularly, and continual re-assessment of existing risks and their ratings will be required, to include the identification of new risks as work progresses.

Risk Identification:

Under the direction of the PM, the cross-functional PDT routinely uses proven risk management techniques to identify and assess all risk events throughout the lifecycle of the project. Planning tools such as project requirements, product specifications, the technical approach, costs and schedule baselines, product historical data, subcontractor insight, and regulatory agency requirements are all key inputs to risk identification. As development progresses, complementary techniques to identify risks are part of other program activities such routine status meetings and program reviews.

Risk Assessment and Quantification:

The PDT will evaluate the probability of occurrence and the potential impacts of each risk event on the project’s performance, schedule, and cost objectives using numeric definitions on a scale of 1-5. The risk values will then be placed in a Risk Severity Matrix (RSM) which defines the risk as low (green), medium (yellow), or high (red). Probability is based on understanding the requirements and performance goals of each task order (TO) and is determined by quantifying the likelihood of occurrence. The overall likelihood that an event will occur is estimated by combining data and the knowledge and experience of SMEs. The Risk Assessment Paradigm that we employed is illustrated in Figure D-2 below.

Figure D-2. Risk Assessment Paradigm

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During risk analysis, the impact of a risk event occurring must be accurately predicted. Four primary areas are assessed to determine how severe the impact is likely to be:

1.	Impact on the Technical Performance: The most severe impact on a program is the impact on the product performance. The impact on the performance of the product is assessed based on how the risk will impact our ability to meet the requirements as defined in the contract.

2.	Impact on the Activity Schedule: A risk event will ordinarily affect the time required to complete the activity affected. Any delay that a risk will cause to the project schedule is assessed based on lessons that Ology Bio has learned through other projects and the knowledge of the PDT. When assessing the impact to the project schedule, the time required for quality investigations and corrective/preventive actions are also taken into consideration.

3.	Impact on the Program Schedule: When a risk event impacts the critical path, there is real potential for delays to the overall project schedule. This impact is assessed by considering whether the risk itself is on the critical path or whether it impacts other activities that are, and then estimating any additional time that would be required to recover from the risk event.

4.	Impact on the Budgeted Cost of the Program: The PDT will calculate cost impact using the costs associated with the activities related to the risk event by determining the number of additional full-time equivalents required to complete work that would need to be repeated or new work that would be required if the risk event occurred as well as supplementary non-labor costs (materials, equipment, etc.). If the risk event is anticipated to push critical path an additional cost impact will be calculated based on an estimated project cost per day and delay period. Sequential to the risk cost impact, a risk-adjusted value is also determined. This is a budgeting tool that weighs the probability of the risk to determine the amount of money that should be put into the risk reserve as a precautionary measure.

Once a risk event is assessed, the PDT will determine the overall severity or level of a risk by multiplying the risk probability by the combination of the risk impacts. These calculations allow for prioritization of the risk events on the RSM and a determination of which risk events justify the continued expenditure of time and effort on mitigation planning and execution.

Risk Response Development:

The key to risk mitigation is applying the appropriate action at the proper time. The RSM represents the magnitude of the risk and is used to prioritize and select among alternative mitigation strategies. A feasible risk mitigation strategy is technically sound, costs less than the cost impact if the risk event were to occur, does not create unacceptable delays, and does not adversely affect the ability to meet performance or quality requirements. Risk mitigation activities help reduce or control the probability and/or impact of a risk event.

When risks are identified, and analyzed, it sometimes becomes evident that a contingency plan must also be developed to prepare for the occurrence of an anticipated, problematic event. Using the RSM, the PDT will identify risks that are of a high enough probability and/or impact to warrant contingency planning. In these cases, a preliminary contingency plan, containing a rudimentary description of actions for responding to an undesirable occurrence will be developed. A triggering event, which may be a date, a set of conditions, or a combination thereof, will be used to identify the conditions under which the contingency plan is to be further developed and activated.

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Risk Response Control:

The selected mitigation strategies will be converted to a set of specific actions, and responsible parties assigned to each. The PM will communicate regularly with the rest of the PDT to obtain mitigation statuses and will call meetings to allow the team to discuss the effectiveness of the mitigation and reassess risk(s) as needed. In some cases, the team may determine that it is appropriate to further develop the contingency plan at that time.

Risk communication is at the heart of risk tracking and control. Risks will be discussed at regular project status meetings, and meetings dedicated to risk planning. Anytime new activities are planned, risk is a routine consideration. The PM will present risk status and proposed plans for risk mitigation and contingency at all product reviews throughout the lifecycle of the project, fully briefing Ology Bio management on all serious risks, and ensuring that they are aware of those risks requiring external mitigation support.

Operational Risk Management:

New projects/programs transferred into the ADM Facility are reviewed and a risk assessment is conducted in accordance with established SOPs. This assessment at a minimum evaluates safety, occupational health, disinfectant efficacy, cleaning validations, biowaste kill validations, segregation concept as well as personnel, material and waste flows. Operational and safety hazards are assessed by the Biosafety Officer. Contamination and cross contamination risks are assessed by QA. The outcome of these assessments is determined by the Institutional Biosafety Committee.

Change Management Plan (CMP):

The Ology Bio Team understands that a CMP is needed to address project scope changes. This plan is generated according to our existing SOP and a Change Request Form, crafted for use on the project based on client input, to ensure all proposed changes to authorized scope are reviewed and approved in advance. This will include changes to the contract or to any subcontracted efforts. The CMP also ensures all changes are evaluated appropriately and coordinated across the entire project and all stakeholders are notified of approved changes. The plan will address how the project ensures changes are beneficial, determine how the change occur and allows for management of the changes as they are implemented. Records of changes are maintained in the Product History File and documented in the project Decision Log. This is of utmost importance when there are a number of changes required on a given project, so the PDT understands what is in scope vs. out of scope.

The change management process for a prime contract and for subcontracted efforts includes the same basic steps, as follows:

l.	Submission of a written change request identifying and defining the proposed change;
2.	Reason for the change;
3.	Evaluation of the proposed change and its necessity;
4.	Evaluation of any risks and/or impacts (cost, schedule, scope and/or quality) associated with the change;
5.	Approval or rejection of the requested change in writing;
6.	Modification of project plans to reflect the approved change;
7.	Communication of the change to all affected parties.

The individuals required for review and approval of proposed changes are defined within the Change Control Plan. This plan includes procedures for handling emergency changes requiring approval and initiated without benefit of a full review.

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Deliverables Acceptance Plan:

A Deliverables Acceptance Plan will be created according to our existing model which includes a Deliverables Acceptance Form template for use. The objective of the Deliverables Acceptance Plan is to provide a consistent format for describing project deliverables and specifying the criteria for their acceptance in an appropriate amount of detail to allow for the straightforward determination of acceptability. The plan will include the individuals responsible for review and acceptance and their roles in the acceptance management process. Objectives of the plan includes ensuring the requirements and expectations of the project deliverables are clear to the PDT and that acceptance is obtained in a timely manner to prevent undue delays. The Deliverables Acceptance Plan document is intended for use during the execution and close-out phases of the project, and as such is used during each phase as deliverables are submitted to Blue Water, at the end of the project, or both. The plan begins with identification, documentation and agreement by all key stakeholders with the quality requirements of each project deliverable, to include required timing for delivery. After the deliverable review process, signature by the documented review authorities indicates that the deliverable:

■	Meets the specification;
■	Has no significant unresolved issues;
■	Meets the acceptance criteria;
■	Is ready for release either as a baseline for subsequent work or as a stand-alone deliverable.

Reporting:

Monthly Reports:

Ology Bio will provide Monthly Technical Progress Reports, as required, to include an Executive Summary and updates on activities initiated and/or completed during the reporting period as well as activities planned for future reporting periods. An overall progress, management and administrative update, and technical progress section will be provided. The technical section will include subtask updates such as cell banking, manufacturing processes, analytical assay development, and manufacturing run status. Updated financial information and an updated IMS with percentage completion of required activities, and milestones will be included in the monthly reports. The monthly report will be provided by the 10111 of each month.

Final and Draft Reports:

Ology Bio will provide documents through the course of contract execution, including, but not limited to, the following:

■	Technical and Scientific Development Reports
■	Assay SOPs and Qualification Reports
■	Master Production Records
■	Executed Batch Records
■	Certificates of Analysis
■	Campaign Summary Report
■	Stability Reports
■	Microsoft Word documents in CTD format to support regulatory filings

Ology Bio will submit a draft report summarizing all the work performed on the contract to cover the full contract scope and period of performance. The report will describe the salient results achieved in the work conducted. The draft will be submitted for review within 30 days following completion of the study unless otherwise agreed to in the IMS and will be edited into the final report after comments have been received. Ology Bio assumes that the first draft will be due to Blue Water at least 30 calendar days prior to completion of the last contracted activity, one round of review and a two-week turnaround for receipt of comments. The final report will be submitted within 7 calendar days after receipt of client comments on the draft report.

Subcontract Management:

Ology Bio uses acquisition planning as an integral part of our proposal efforts to identify subcontractors that best meet the needs and scope of work for our clients. Ology Bio has an approved purchasing system and follows Procurement SOPs to facilitate fair competition. The technical team provides a detailed Statement of Work (SOW) and list of companies to the Procurement Department personnel. Procurement prepares the Request for Proposal containing the SOW, Standard Terms and Conditions, Vendor Qualification form and, if applicable, a Quality Vendor Application.

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Upon receiving the subcontractor proposals, the Procurement team will review them for compliance and then distribute to the technical team. The technical team will evaluate each bidder’s technical approach; personnel and project management; facility and resources; cost/price; schedule and quality assurance, and then completes a technical evaluation form. Once the technical evaluation is completed, Procurement conducts a best value review, which includes a source analysis; performance evaluation; a cost/price analysis of the bids provided and an assessment of the bid process.

Our project teams have learned that a high-level of subcontractor oversight leads to a high-quality product. The PM is ultimately responsible for management of work performed by the subcontractor. Once work begins, portions of our subcontractor’s schedules are inserted into the IMS so their activities will be added to the plan and tracked. The PM maintains a continuous check on the individual subcontractor schedules and budgets to ensure contract compliance.

Subcontractor Risk Management:

Each supplier providing services or materials to Ology Bio goes through a risk assessment process. Ology Bio puts suppliers into categories based on the potential impact the service or material provided will have on product quality or regulatory compliance. Suppliers with the greatest potential impact are placed in the highest risk classification (i.e., subcontractors conducting CGMP or GLP services). Quality Agreements are established for all suppliers in this classification that defines the quality requirements and responsibilities of each organization.

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APPENDIX E - RELEVANT COMPANY EXPERIENCE

From its beginnings, Ology Bio’s growth was fueled through grants and contracts from both industry and several U.S. Government (USG) agencies. Today, Ology Bio has grown to nearly 200 employees located in three U.S. locations.

On March 30, 2013, The Department of Defense (DoD) awarded Ology Bio and its team of partners and collaborators, a contract to provide all the core services necessary to establish a Medical Countermeasures Advanced Development and Manufacturing (MCM ADM) Facility dedicated to meet the specific needs of the DoD. The 10-year, $400+ million contract had a base period goal for the construction of an 180,000 ft2, state of-the-art, BSL-3, single-use facility that the Ology Bio now occupies and operates.

On September 25, 2013, The Biomedical Advanced Research and Development Authority, within the Office of the Assistant Secretary for Preparedness and Response in the U.S. Department of Health and Human Services established a fill and finish network. Ology Bio was awarded a prime contract to partner with a pandemic influenza vaccine manufacturer to transfer the fill and finish contract manufacturers technology into its existing facilities to provide surge capacity for drug shortage and emergency pandemic response products (e.g., anti Ebola monoclonal antibody, pandemic influenza vaccine). Ology Bio’s expanded fill and finish network can provide these core services for manufacturers of drugs and vaccines intended to treat and protect public health against chemical, biological, radiological and nuclear threats.

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AS WITNESS this agreement has been signed by the duly authorised representatives of the parties.

SIGNED for and on behalf of		SIGNED for and on behalf of
OXFORD UNIVERSITY INNOVATION LIMITED:		BLUE WATER VACCINES INCORPORATED:

Name:	DR PAUL ASHLEY HEAD OF TECHNOLOGY TRANSFER LIFE SCIENCES OXFORD UNIVERSITY INNOVATION LTD	Name:	Joseph Hernandez
Position:		Position:
Signature:	/s/ Paul ashley	Signature:	/s/ Joseph Hernandez
Date:	16/7/19	Date:	7/3/2019

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